File No. 70-10200

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                  --------------------------------------------
                                   Form U-1/A
                   Amendment No. 1 to Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                  --------------------------------------------

         Enron Corp.                    Portland General Electric
         Indicated Enron Corp.            Company
         subsidiaries                   121 Salmon Street
         1221 Lamar, Suite 1600         Portland, Oregon 97204
         Houston, TX 77010-1221

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                  --------------------------------------------
                                       N/A
                    (Name of top registered holding company)
                  --------------------------------------------

                                   Enron Corp.
                           Attn.: Corporate Secretary
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                   (Names and addresses of agents for service)

             The Commission is also requested to send copies of any
                communication in connection with this matter to:

    Robert H. Walls, Jr.        William S. Lamb         Sonia C. Mendonca
       General Counsel      LeBoeuf, Lamb, Greene &  LeBoeuf, Lamb, Greene &
      David M. Koogler           MacRae, L.L.P.           MacRae, L.L.P.
  Assistant General Counsel   125 West 55th Street   1875 Connecticut Avenue
         Enron Corp.        New York, NY 10019-5389             NW
   1221 Lamar, Suite 1600       Telephone: (212)       Washington, DC 20009
   Houston, TX 77010-1221           424-8170             Telephone: (202)
  Telephone: (713) 853-6161     Facsimile: (212)             986-8195
  Facsimile: (713) 646-3092         424-8500             Facsimile: (202)
  Facsimile (713) 646-6227                                   956-3321

                                TABLE OF CONTENTS

Item 1.Description of the Proposed Transactions.............................24
      A.Introduction and General Request....................................24
      B.Enron and its Subsidiaries..........................................25
            1.The Bankruptcy Cases and the Chapter 11 Plan..................26
      C.Portland General Electric Company...................................28
            1.Introduction..................................................28
            2.Portland General is Extensively Insulated from Enron..........28
            3.Sale of Portland General......................................31
      D.Prisma, CrossCountry and the Debtors' Other Assets..................31
            1.Prisma........................................................32
            2.CrossCountry..................................................34
      E.Other Transactions For Which Relief Is Requested....................37
            1.Financing Transactions........................................37
                    a.The Debtor-in-Possession ("DIP") Financing
                      Arrangements..........................................38
                    b.Pre-Petition Letters of Credit........................42
                    c.Enron Cash Management.................................42
                    d.Portland General Cash Management Agreements...........45
                    e.Global Trading Contract and Asset Settlement and Sales
                      Agreements............................................45
                    f.Portland General Short-Term Financing.................46
                    g Foreign Assets........................................50
            2.The Sale of Non-Utility Companies.............................51
            3.Dividends Out of Capital or Unearned Surplus..................53
            4.New Acquisitions..............................................56
            5.Simplifying Complex Corporate Structure and Dissolving
              Existing Subsidiaries.........................................58
            6.Rule 16 Exemptions............................................59
            7.Affiliate Transactions........................................60
            8.Tax Allocation Agreements.....................................66
                    a.Tax Agreements with Portland General..................67
                    b.Tax Agreements with Non-Utility Subsidiaries..........68
            9.Form U5B Registration Statement...............................70

Item 2.Fees, Commissions and Expenses.......................................71

Item 3.Applicable statutory provisions and legal analysis...................71

Item 4.Regulatory approvals.................................................72

Item 5.Procedure............................................................72

Item 6.Exhibits and Financial Statements....................................72

Item 7.Information as to Environmental Effects..............................73


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
                                          GLOSSARY

Term                Definition                                                    Source
ACFI                Atlantic Commercial Finance, Inc., a Delaware  corporation    Disclosure
                    and a Debtor.                                                 Statement:
                                                                                  A-1

ACFI Guaranty       Any Unsecured Claim, other than an Intercompany Claim,        Disclosure
Claim               against ACFI arising from or relating to an                   Statement:
                    agreement by ACFI to guarantee or otherwise                   A-1
                    satisfy the obligations of another Debtor, including,
                    without limitation, any Claim arising from or relating to
                    rights of contribution or reimbursement.

Adequately          Any Debtor which transfers property (including cash)          Amended
Protected Debtor    following the Petition Date to or for the benefit of any      Cash
                    other Debtor.                                                 Management
                                                                                  Order

Administrative      Any Claim constituting a cost or expense of administration    Disclosure
Expense Claim       of the chapter 11 cases asserted or authorized to be          Statement:
                    asserted in accordance with sections 503(b) and 507(a)(1)     A-3
                    of the Bankruptcy Code during the period up to and including the Effective Date, including, without limitation, any
                    actual and necessary costs and expenses of preserving the
                    estates of the Debtors, any actual and necessary costs and expenses of operating the businesses of the Debtors in
                    Possession, any post-Petition Date loans and advances
                    extended by one Debtor to another Debtor, any costs and
                    expenses of the Debtors in Possession for the management,
                    maintenance, preservation, sale or other disposition of any assets, the administration and implementation of the Plan, the administration, prosecution or defense of Claims by or against the Debtors and for distributions under the Plan,
                    any guarantees or indemnification obligations extended by
                    the Debtors in Possession, any Claims for reclamation in
                    accordance with section 546(c)(2) of the Bankruptcy Code
                    allowed pursuant to final order, any Claims for compensation and reimbursement of expenses arising during the period from and after the respective Petition Dates and prior to the
                    Effective Date and awarded by the Bankruptcy Court in
                    accordance with sections 328, 330, 331 or 503(b) of the
                    Bankruptcy Code or otherwise in accordance with the
                    provisions of the Plan, whether fixed before or after the
                    Effective Date, and any fees or charges assessed against the
                    Debtors' estates pursuant to section 1930, chapter 123,
                    Title 28, United States Code.

Aggregate           The aggregate of the Commitments of all the lenders, as       Portland
Commitment          changed from time to time pursuant to the terms of the        General
                    Portland General Credit Agreement.                            Credit
                                                                                  Agreement


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Aggregate           At any time, the aggregate of the Outstanding Credit          Portland
Outstanding         Exposure of all the Lenders under the Portland General        General
Credit Exposure     Credit Agreement.                                             Credit
                                                                                  Agreement

Allowed             Any Claim against or Equity Interest in any of the Debtors    Disclosure
Claim/Allowed       or the Debtors' estates, (i) proof of which was filed on or   Statement:
Equity Interest     before the date designated by the Bankruptcy Court as the     A-4
                    last date for filing such proof of Claim against or Equity
                    Interest in any such Debtor or such Debtor's estate, (ii) if no proof of Claim or Equity Interest has been timely filed, which has been or hereafter is listed by such Debtor in its
                    Schedules as liquidated in amount and not disputed or
                    contingent or (iii) any Equity Interest registered in the
                    stock register maintained by or on behalf of the Debtors as of the Record Date, in each such case in clauses (i), (ii)
                    and (iii) above, a Claim or Equity Interest as to which no objection to the allowance thereof, or action to equitably subordinate or otherwise limit recovery with respect
                    thereto, has been interposed within the applicable period of limitation, or as to which an objection has been interposed and such Claim has been allowed in whole or in part by a
                    final order. For purposes of determining the amount of an
                    "Allowed Claim", there shall be deducted therefrom an amount equal to the amount of any claim which the Debtors may hold against the holder thereof, to the extent such claim may be set off pursuant to applicable non-bankruptcy law. Without in any way limiting the foregoing, "Allowed Claim" shall
                    include any Claim arising from the recovery of property in accordance with sections 550 and 553 of the Bankruptcy Code and allowed in accordance with section 502(h) of the
                    Bankruptcy Code, any Claim allowed under or pursuant to the terms of the Plan or any Claim to the extent that it has
                    been allowed pursuant to a final order; provided, however, that (i) Claims allowed solely for the purpose of voting to accept or reject the Plan pursuant to an order of the
                    Bankruptcy Court shall not be considered "Allowed Claims"
                    hereunder unless otherwise specified herein or by order of the Bankruptcy Court, (ii) for any purpose under the Plan, other than with respect to an Allowed ETS Debenture Claim,
                    "Allowed Claim" shall not include interest, penalties, or
                    late charges arising from or relating to the period from and after the Petition Date, and (iii) "Allowed Claim" shall not include any Claim subject to disallowance in accordance with section 502(d) of the Bankruptcy Code.

Allowed ETS         An ETS Debenture Claim, to the extent it is or has become     Disclosure
Debenture Claim     an Allowed Claim and set forth on Exhibit "E" to the Plan.    Statement:
                                                                                  A-5


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Allowed General     A General Unsecured Claim, to the extent it is or has         Disclosure
Unsecured Claims    become an Allowed Claim.                                      Statement:
                                                                                  A-5

Allowed Guaranty    A Guaranty Claim, to the extent it is or has become an        Disclosure
Claim               Allowed Claim.                                                Statement:
                                                                                  A-5

Allowed             An Intercompany  Claim, to the extent it is or has become an  Disclosure
Intercompany        Allowed  Claim and as set forth on Exhibit  "F" to the Plan;  Statement:
Claim               provided, however, that, based upon a methodology or          A-5
                    procedure agreed upon by the Debtors, the Creditors'
                    Committee and the ENA Examiner and set forth in the Plan
                    Supplement, the amount of each such Intercompany Claim may be adjusted pursuant to a final order of the Bankruptcy
                    Court entered after the date of the Disclosure Statement
                    Order to reflect (a) Allowed Claims, other than Guaranty
                    Claims, arising from a Debtor satisfying, or being deemed to have satisfied, the obligations of another Debtor, (b)
                    Allowed Claims arising under section 502(h) of the
                    Bankruptcy Code solely to the extent that a Debtor does not receive a full recovery due to the effect of the proviso set forth in Section 28.1 of the Plan or (c) Allowed Claims
                    arising from the rejection of written executory contracts or unexpired leases between or among the Debtors, other than
                    with respect to Claims relating to the rejection damages
                    referenced in Section 34.3 of the Plan.

Alternate Base      For any day, a rate of interest per annum equal to the        Portland
Rate                higher of (i) the Prime Rate for such day and (ii) the sum    General
                    of the federal funds effective rate for such day plus 0.5%    Credit
                    per annum.                                                    Agreement

Amended Cash        The Amended order Authorizing Continued Use of Existing       Disclosure
Management Order    Bank Accounts, Cash Management System, Checks and Business    Statement:
                    Forms, and Granting Inter-Company Superpriority Claims,       A-6
                    Pursuant to 11 U.S.C. ss. 361, 363(e), 362 and 507(b), as
                    Adequate Protection (Docket #1666).

Amended DIP         That certain Amended and Restated Revolving Credit and        Disclosure
Credit Agreement    Guaranty Agreement dated as of June 14, 2002, by and among    Statement:
                    Enron, as borrower, each of the direct or indirect            A-6
                    subsidiaries of Enron as party thereto, as guarantors, the
                    DIP Lenders, JPMCB and Citicorp, as co-administrative
                    agents, Citicorp, as paying agent, and JPMCB, as collateral agent.

Applicable Margin   (a) With respect to Eurodollar Ratable Advances at any        Portland
                    time, the percentage rate per annum under the heading         General
                    "Eurodollar Applicable Margin" in the Pricing Schedule        Credit
                    which is applicable at such time; and (b) with respect to     Agreement
                    Floating Rate Advances at any time, the percentage


                                       5



                    rate per annum under the heading "Base Rate Applicable
                    Margin" in the Pricing Schedule which is applicable at such time.

Ardmore Data        The primary internet/telecommunications center for Enron      Disclosure
Center              and its Affiliates, including the Pipeline Businesses.        Statement:
                                                                                  A-7

Assets              With respect to a Debtor, (a) all "property" of such          Disclosure
                    Debtor's estate, as defined in section 541 of the Bankruptcy  Statement:
                    Code, including such property as is reflected on such         A-7
                    Debtor's books and records as of the date of the Disclosure
                    Statement Order, unless modified pursuant to the Plan or a final order and (b) all claims and causes of action,
                    including those that may be allocated or reallocated in
                    accordance with the provisions of Articles II, XXII, XXIII and XXVIII of the Plan, that have been or may be commenced by such Debtor in Possession or other authorized
                    representative for the benefit of such Debtor's estate,
                    unless modified pursuant to the Plan or a final order;
                    provided, however, that, "Assets" shall not include claims and causes of action which are the subject of the Severance
                    Settlement Fund Litigation or such other property otherwise provided for in the Plan or by a final order; and, provided, further, that, in the event that the Litigation Trust or the
                    Special Litigation Trust is created, Litigation Trust Claims or Special Litigation Claims, as the case may be, shall not constitute "Assets."

Bridgeline          Bridgeline Holdings, L.P., Bridgeline Storage and Bridgeline  Disclosure
                    Distribution, collectively.                                   Statement:
                                                                                  A-10

Business Day        A day other than a Saturday, a Sunday or any other day on     Disclosure
                    which commercial banks in New York, New York are required     Statement:
                    or authorized to close by law or executive order.             A-10

CES                CrossCountry Energy Services, LLC, (successor-in-interest      Disclosure
                   to CGNN Holding Company, Inc.), a non-Debtor affiliate of      Statement:
                   Enron and a wholly owned subsidiary of ETS.                    A-12

Citicorp.          Citicorp USA, Inc.                                             Disclosure
                                                                                  Statement:
                                                                                  A-12

Citrus             Citrus Corp.                                                   Disclosure
                                                                                  Statement:
                                                                                  A-12


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


Claim               Any right to payment from the Debtors or from property of     Disclosure
                    the Debtors or their estates, whether or not such right is    Statement:
                    reduced to judgment, liquidated, unliquidated, fixed,         A-12
                    contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, known or unknown or
                    asserted; or any right to an equitable remedy for breach of performance if such breach gives rise to a right of payment from the Debtors or from property of the Debtors, whether or not such right to an equitable remedy is reduced to
                    judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured.

Commitment          For each Lender under the Portland General Credit             Portland
                    Agreement, the obligation of such Lender to make Ratable      General
                    Loans to, and participate in Facility LCs issued upon the     Credit
                    application of, Portland General in an aggregate amount not   Agreement
                    exceeding the amount set forth on Schedule 3 or as set forth in any notice of assignment relating to any assignment that has become effective pursuant to Section 12.3.2 of the
                    Portland General Credit Agreement as such amount may be
                    modified from time to time pursuant to the term thereof.

Common Equity       A common Equity Interest.                                     Disclosure
Interest                                                                          Statement:
                                                                                  A-13

Confirmation Date   The date the clerk of the Bankruptcy court enters the         Disclosure
                    Confirmation Order on the docket of the Bankruptcy Court      Statement:
                    with respect to the Debtors' chapter 11 cases.                A-14

Confirmation        The hearing to consider confirmation of the Plan in           Disclosure
Hearing             accordance with section 1129 of the Bankruptcy Code, as       Statement:
                    such hearing may be adjourned or continued from time to       A-14
                    time.

Confirmation        The order of the Bankruptcy Court confirming the Plan.        Disclosure
Order                                                                             Statement:
                                                                                  A-14

Convenience Claim   Except as provided in Section 16.2 of the Plan, any           Disclosure
                    Claim equal to or less than Fifty Thousand Dollars            Statement:
                    ($50,000.00) or greater than Fifty Thousand Dollars           A-16
                    ($50,000.00) but with respect to which the holder thereof
                    voluntarily reduces the Claim to Fifty Thousand Dollars
                    ($50,000.00) on the ballot; provided, however, that, for
                    purposes of the Plan and the distributions to be made
                    thereunder, "Convenience Claim" shall not include (i) an
                    Enron Senior Note Claim, (ii) an Enron Subordinated
                    Debenture Claim, (iii) an ETS Debenture Claim, (iv) an ENA
                    Debenture Claim, (v) an Enron TOPRS Debenture Claim and (vi)
                    any other Claim that is a component of a larger Claim,
                    portions of which may be held by one or more holders of
                    Allowed Claims.


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Creditor            Any person or entity holding a Claim against the Debtors'     Disclosure
                    estates or, pursuant to section 102(2) of the Bankruptcy      Statement:
                    Code, against property of the Debtors that arose or is        A-16
                    deemed to have arisen on or prior to the Petition Date,
                    including, without limitation, a Claim against any of the
                    Debtors or Debtors in Possession of a kind specified in
                    sections 502(g), 502(h) or 502(i) of the Bankruptcy Code.

CrossCountry        CrossCountry Energy, LLC, a Delaware limited liability        Disclosure
                    company, formed on or prior to the Effective Date, the        Statement:
                    assets of which shall  consist of the  CrossCountry  Assets;  A-16 provided, however, unless the context required otherwise,
                    references to "CrossCountry" shall also be deemed references to the entity that the Debtors and the Creditors' Committee designate as CrossCountry Distributing Company in accordance with the Plan, whether by consummation of the CrossCountry
                    Transaction or the declaration of CrossCountry as
                    CrossCountry Distributing Company, whether in its current
                    form as a limited liability company or as converted to a
                    corporation.

CrossCountry        The Entity designated jointly by the Debtors and the          Disclosure
Distributing        Creditor's Committee pursuant to the Plan to distribute       Statement:
Company             shares of capital stock or equity interests in accordance     A-18
                    with Section 32.1(c) of the Plan representing interests in the CrossCountry Assets.

CrossCountry        Enron, ETS, EOC Preferred (as successor to Enron              Disclosure
Enron Parties       Operations, L.P.) and EOS, which comprise the parties, in     Statement:
                    addition to CrossCountry, CrossCountry Citrus Corp. and       A-18
                    CrossCountry Energy Corp., which are parties to the
                    CrossCountry Contribution and Separation Agreement.

CrossCountry        The transaction, described in the Disclosure Statement,       Disclosure
Transaction         Section IX.F.1 "Formation of CrossCountry," entered into by   Statement:
                    the CrossCountry Enron Parties, CrossCountry and              A-18
                    CrossCountry Distributing Company, with the consent of the
                    Creditors' Committee and consistent with the Plan, pursuant to which the equity interests in CrossCountry would be
                    exchanged for equity interests in CrossCountry Distributing
                    Company and CrossCountry Distributing Company obtains the
                    direct or indirect ownership of the Pipeline Businesses and services companies held by CrossCountry.

Debtor in           The Debtors as Debtors in possession pursuant to sections     Disclosure
Possession or DIP   1101(1) and 1107(a) of the Bankruptcy Code.                   Statement:
                                                                                  A-21

DIP Credit          Revolving Credit and Guaranty Agreement, dated as of          Disclosure
Agreement           December 3, 2001, by and among Enron and ENA, as borrowers,   Statement:
                    each of the direct or indirect Debtor subsidiaries of Enron   A-22
                    and ENA party thereto, as guarantors, JPMCB and
                    Citicorp, as co-administrative agents, Citicorp,


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                    as paying agent, JPMCB, as collateral agent, and the lenders party thereto, as lenders.

DIP Lenders         The lenders under the DIP Credit Agreement, as amended.       Disclosure
                                                                                  Statement:
                                                                                  A-22

Disbursing Agent    Solely in its capacity as agent of the Debtors to             Disclosure
                    effectuate distributions pursuant to the Plan, the            Statement:
                    Reorganized Debtors, the Reorganized Debtor Plan              A-22
                    Administrator or such other Entity as may be designated by the Debtors, with the consent of the Creditors' Committee, and appointed by the Bankruptcy Court and set forth in the
                    Confirmation Order.


Disputed Claim;     Any Claim against or Equity Interest in the Debtors, to the   Disclosure
Disputed Equity     extent the allowance of such Claim or Equity Interest is      Statement:
Interest            the subject of a timely objection or request for estimation,  A-23 or is otherwise disputed by the Debtors in
                    accordance with applicable law, which objection, request for estimation or dispute has not been withdrawn, with prejudice or determined by a final order.

Disputed Claims     From and after the Effective Date, and until such time as     Disclosure
Reserve             all Disputed Claims have been compromised and settled or      Statement:
                    determined by final order, the Disbursing Agent shall         A-22
                    reserve and hold in escrow for the benefit of each holder of a Disputed Claim, Cash, Plan Securities, Operating Trust
                    Interests, Remaining Asset Trust Interests, Litigation Trust
                    Interests and Special Litigation Trust Interests and any
                    dividends, gains or income attributable thereto, in an
                    amount equal to the pro rata share of distributions which
                    would have been made to the holder of such Disputed Claim if it were an Allowed Claim in an amount equal to the lesser
                    of: (i) the Disputed Claim Amount, (ii) the amount in which the Disputed Claim shall be estimated by the Bankruptcy
                    Court pursuant to section 502 of the Bankruptcy Code for
                    purposes of allowance, which amount, unless otherwise
                    ordered by the Bankruptcy Court, shall constitute and
                    represent the maximum amount in which such Claim may
                    ultimately become an Allowed Claim, or (iii) such other
                    amount as may be agreed upon by the holder of such Disputed
                    Claim and the Reorganized Debtors; provided, however, that, under no circumstances, shall a holder of an Allowed
                    Convenience Claim be entitled to distributions of Litigation
                    Trust Interests, Special Litigation Trusts Interests or the
                    proceeds thereof. Any Cash, Plan Securities, Operating Trust
                    Interests, Remaining Asset Trust Interests, Litigation Trust
                    Interests and Special Litigation Trust Interests reserved
                    and held for the benefit of a holder of a Disputed Claim
                    shall be treated as a payment and reduction on account of
                    such Disputed Claim for purposes of computing any additional amounts to be paid in Cash or distributed in Plan Securities in the event the Disputed Claim ultimately becomes an


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


                    Allowed Claim. Such Cash and any dividends, gains or income paid on account of Plan Securities, Operating Trust
                    Interests, Remaining Asset Trust Interests, Litigation Trust
                    Interests and Special Litigation Trust Interests reserved for the benefit of holders of Disputed Claims shall be either: (x) held by the Disbursing Agent, in an interest-bearing account or (y) invested in interest-bearing obligations issued by the United States government, or by an agency of the United States government and guaranteed by the United States government, and having (in either case) a maturity of not more than thirty (30) days, for the benefit of such holders pending determination of their entitlement thereto under the terms of the Plan. No payments or distributions shall be made with respect to all or any portion of any Disputed Claim pending the entire resolution thereof by final order.

Effective Date      The earlier to occur of: (a) the first (1st) Business Day     Disclosure
                    following the Confirmation Date that (i) the conditions to    Statement:
                    effectiveness of the Plan set forth in Section  37.1 of the   A-29
                    Plan have been satisfied or otherwise waived in accordance with Section 37.2 of the Plan, but in no event earlier than
                    December 31, 2004, and (ii) the effectiveness of the
                    Confirmation Order shall not be stayed and (b) such other
                    date following the Confirmation Date that the Debtors and
                    the Creditors' Committee, in their joint and absolute
                    discretion, designate.

ENA Examiner        Harrison J. Goldin, appointed as examiner of ENA pursuant     Disclosure
                    to the Bankruptcy Court's order, dated March 12, 2002.        Statement:
                                                                                  A-33

Enron Common        An Equity Interest represented by one of the one billion      Disclosure
Equity Interest     two hundred million (1,200,000,000) authorized shares of      Statement:
                    common stock of Enron as of the Petition Date or any          A-36
                    interest or right to convert into such an equity interest or acquire any equity interest of the Debtors which was in
                    existence immediately prior to or on the Petition Date.

Enron Preferred     An Equity Interest represented by an issued and outstanding   Disclosure
Equity Interest     share of preferred stock of Enron as of the Petition Date,    Statement:
                    including, without limitation, that certain (a) Cumulative    A-38
                    Second Preferred Convertible Stock, (b) 9.142%
                    Perpetual Second Preferred Stock, (c) Mandatorily
                    Convertible Junior Preferred Stock, Series B, and (d)
                    Mandatorily Convertible Single Reset Preferred Stock, Series
                    C, or any other interest or right to convert into such a
                    preferred equity interest or acquire any preferred equity
                    interest of the Debtors which was in existence immediately prior to the Petition Date.

Enron TOPRS         Any General Unsecured Claim arising from or relating to the   Disclosure
Debenture Claim     Enron TOPRS Indentures.                                       Statement:
                                                                                  A-39


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Enron TOPRS         The 7.75% subordinated debentures due 2016, issued in the     Disclosure
Debentures          original aggregate principal amount of $181,926,000.00 and    Statement:
                    the 7.75% subordinated debentures Due 2016, Series II,        A-40
                    issued in the original aggregate principal amount of
                    $136,450,000.00, pursuant to the Enron TOPRS Indentures.

Enron TOPRS         That certain (1) Indenture, dated as of November 21, 1996,    Disclosure
Indentures          between ENE, as Issuer, and The Chase Manhattan Bank, as      Statement:
                    Indenture Trustee, and (2) Indenture, dated as of January     A-40
                    16, 1997, between Enron, as Issuer, and The Chase
                    Manhattan Bank, as Indenture Trustee.

EOC Preferred       EOC Preferred, L.L.C., a non-Debtor affiliate of Enron.       Disclosure
                                                                                  Statement:
                                                                                  A-40

EOS                 Enron Operations Services, LLC, a Debtor.                     Disclosure
                                                                                  Statement:
                                                                                  A-40

EPC                 Enron Power Corp., a Delaware corporation and a Debtor.       Disclosure
                                                                                  Statement:
                                                                                  A-41

EPC Guaranty Claim  Any Unsecured Claim, other than an Intercompany Claim,        Disclosure
                    against EPC arising from or relating to an agreement by EPC   Statement:
                    to guarantee or otherwise satisfy the obligations of          A-41
                    another Debtor, including, without limitation, any Claim
                    arising from or relating to rights of contribution or
                    reimbursement.

Equity Interests    Any equity interest in any of the Debtors represented by      Disclosure
                    duly authorized, validly issued and outstanding shares of     Statement:
                    preferred stock or common stock or any interest or right to   A-43
                    convert into such an equity interest or acquire any equity interest of the Debtors which was in existence immediately prior to or on the Petition Date.


ETS                 Enron Transportation Services, LLC, a Delaware limited        Disclosure
                    liability company and successor-in-interest to Enron          Statement:
                    Transportation Services Company, one of the Debtors.          A-44

ETS Debenture       Any General Unsecured Claim arising from or relating to the   Disclosure
Claim               ETS Indentures.                                               Statement:
                                                                                  A-44

ETS Indentures      That certain (1) Indenture, dated as of November 21, 1996,    Disclosure
                    by and among Enron Pipeline Company, now known as ETS, as     Statement:
                    issuer, Enron, as guarantor, and The Chase Manhattan Bank,    A-44
                    as Indenture Trustee, and (2) Indenture, dated as of January
                    16, 1997, by and among Enron


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


                    Pipeline Company, now known as ETS, as issuer, Enron, as guarantor, and The Chase Manhattan Bank, as Indenture
                    Trustee.

ETS Indenture       National City Bank, solely in its capacity as successor in    Disclosure
Trustee             interest to The Chase Manhattan Bank, as indenture trustee    Statement:
                    under the ETS Indentures, or its duly appointed successor.    A-44

Eurodollar Advance  A Eurodollar Ratable Advance, a Eurodollar Bid Rate           Portland
                    Advance, or both, as the context may require.                 General
                                                                                  Credit
                                                                                  Agreement

Eurodollar Bid      With respect to a  Eurodollar  Bid Rate Loan made by a given  Portland
Rate                Lender for the relevant  Eurodollar Interest Period, the sum  General
                    of (i) the quotient of (a) the Eurodollar Base Rate           Credit
                    applicable to such Interest Period, divided by (b) one
                    Agreement minus the Reserve Requirement (expressed as a
                    decimal) applicable to such Interest Period, plus (ii) the
                    Competitive Bid Margin offered by such Lender and accepted by Portland General.

Eurodollar Bid      A loan which bears interest at a Eurodollar Bid Rate.         Portland
Rate Loan                                                                         General
                                                                                  Credit
                                                                                  Agreement

Eurodollar          With respect to an Eurodollar Advance, a period of one,       Portland
Interest            Period two, three or six months commencing on a business day  General
                    selected by the Borrower pursuant to the Portland General     Credit
                    Credit Agreement. Such Eurodollar Interest Period shall
                    Agreement end on the day which corresponds numerically to
                    such date one, two, three or six months thereafter, provided that if there is no such numerically corresponding day in
                    such next, second, third or sixth succeeding month, such
                    Eurodollar Interest Period shall end on the last business
                    day of such next, second, third or sixth succeeding month.
                    If a Eurodollar Interest Period would otherwise end on a day which is not a business day, such Eurodollar Interest Period shall end on the next succeeding business day, provided that if said next succeeding business day falls in a new calendar month, such Eurodollar Interest Period shall end on the
                    immediately preceding business day.

Eurodollar          A Ratable Advance which bears interest at a Eurodollar Rate   Portland
Ratable             Advance requested by Portland General pursuant to Section     General
                    2.2 of the Portland General Credit Agreement.                 Credit
                                                                                  Agreement

Eurodollar          A Ratable Loan which bears interest at a Eurodollar Rate      Portland
Ratable Loan        requested by Portland General pursuant to Section 2.2 of      General
                    the Portland General Credit Agreement.                        Credit
                                                                                  Agreement


                                       12



Eurodollar Rate     With respect to a Eurodollar Ratable Advance for the          Portland
                    relevant Eurodollar Interest Period, the sum of (i) the       General
                    quotient of (a) the Eurodollar Base Rate applicable to such   Credit
                    Eurodollar Interest Period, divided by (b) one minus the      Agreement
                    Reserve Requirement (expressed as a decimal) applicable to such Eurodollar Interest Period, plus (ii) the Applicable
                    Margin.

Facility LCs        Existing and standby letters of credit under the Portland     Portland
                    General Credit Agreement.                                     General
                                                                                  Credit
                                                                                  Agreement

Floating Rate       For any day, a rate per annum equal to the sum of (i) the     Portland
                    Alternate Base Rate for such day, changing when and as the    General
                    Alternate Base Rate changes, plus (ii) the Applicable         Credit
                    Margin.                                                       Agreement

Floating Rate       An Advance which, except as otherwise provided in Section     Portland
Advance             2.9 of the Portland General Credit Agreement, bears           General
                    interest at the Floating Rate.                                Credit
                                                                                  Agreement

Initial Petition    December 2, 2001, the date on which Enron and thirteen of     Disclosure
Date                its direct and indirect subsidiaries filed their voluntary    Statement:
                    petitions for relief commencing the chapter 11 cases.         A-50

Intercompany        Any Unsecured Claim held by any Debtor, other than the        Disclosure
Claims              Portland Debtors, against any other Debtor, other than the    Statement:
                    Portland Debtors.                                             A-50

Interim DIP Order   Bankruptcy Court order (Docket #63) approving the DIP         Disclosure
                    Credit Agreement on an interim basis.                         Statement:
                                                                                  A-51

IRS                 Internal Revenue Service, an agency of the United States      Disclosure
                    Department of Treasury.                                       Statement:
                                                                                  A-51

IRS Code            Internal Revenue Code of 1986, as amended from time to time.  Disclosure
                                                                                  Statement:
                                                                                  A-51

General Unsecured   An unsecured Claim, other than a Guaranty Claim, or an        Disclosure
Claim               Intercompany Claim.                                           Statement:
                                                                                  A-48


                                       13



Guaranty Claims     ACFI Guaranty Claims, ENA Guaranty Claims, Enron Guaranty     Disclosure
                    Claims, EPC Guaranty Claims and Wind Guaranty Claims.         Statement:
                                                                                  A-48

Guardian            Guardian Pipeline, LLC.                                       Disclosure
                                                                                  Statement:
                                                                                  A-49

Junior Liens        Has the meaning set forth in Section IV.A.3 of the            Disclosure
                    Disclosure Statement.                                         Statement:
                                                                                  A-52

Junior              Has the meaning set forth in Section IV.A.3 of the            Disclosure
Reimbursement       Disclosure Statement.                                         Statement:
Claims                                                                            A-52

LC Obligations      At any time, the sum, without duplication, of (i) the         Portland
                    aggregate undrawn stated amount under all Facility LCs        General
                    outstanding at such time plus (ii) the aggregate unpaid       Credit
                    amount of all Reimbursement Obligations at such time.         Agreement

Lenders             The financial institutions and their respective successors    Portland
                    and assigns, which are parties to the Portland General        General
                    Credit Agreement.                                             Credit
                                                                                  Agreement

Litigation Trust    The Entity, if jointly determined by the Debtors and,         Disclosure
                    provided that the Creditors' Committee has not been           Statement:
                    dissolved in accordance with the provisions of Section 33.1   A-53
                    of the Plan, the Creditors' Committee, to be created on or prior to December 31st of the calendar year in which the
                    Effective Date occurs, unless such date is otherwise
                    extended by the Debtors and the Creditors' Committee, in
                    their joint and absolute discretion and by notice filed with the Bankruptcy Court, in accordance with the provisions of
                    Article XXII of the Plan and the Litigation Trust Agreement
                    for the benefit of holders of Allowed Claims, as if
                    Litigation Trust Claims were owned by Enron, in accordance with the terms and provisions of the Distribution Model and
                    Article XXII of the Plan.

Litigation Trust    All claims and causes of action asserted, or which may be     Disclosure
Claims              asserted, by or on behalf of the Debtors or the Debtors'      Statement:
                    estates (i) in the MegaClaim Litigation, (ii) in the          A-54
                    Montgomery County Litigation (other than claims and causes of action against insiders or former insiders of the
                    Debtors), (iii) of the same nature against other financial institutions, law firms, accountants and accounting firms, certain of the Debtors' other professionals and such other
                    Entities as may be described in the Plan Supplement and (iv)
                    arising under or pursuant to sections 544, 545, 547, 548,
                    549, 550, 551 and 553 of the Bankruptcy Code against the
                    entities


                                       14



                    referenced in subsections (i), (ii) and (iii) above;
                    provided, however, that, under no circumstances, shall such claims and causes of action include (a) Special Litigation
                    Trust Claims to be prosecuted by the Special Litigation
                    Trust and the Special Litigation Trustee pursuant to Article
                    XXIII of the Plan or (b) any claims and causes of action of the estates of the Debtors waived and released in accordance with the provisions of Sections 28.3 and 42.6 of the Plan;
                    and, provided, further, that, in the event that the Debtors and the Creditors' Committee jointly determine not to form the Litigation Trust, the claims and causes of action referred to in clauses (i), (ii), (iii) and (iv) above shall be deemed to be Assets of Enron, notwithstanding the inclusion of Enron and other Debtors or their estates as a plaintiff in such litigation and without the execution and delivery of any additional documents or the entry of any order of the Bankruptcy Court or such other court of competent jurisdiction.

MegaClaim           The litigation styled Enron Corp. and Enron North America     Disclosure
Litigation          Corp. v. Citigroup, Inc., et al, Adversary Proceeding No.     Statement:
                    03-9266 (AJG), pending in the Bankruptcy Court.               A-56

Montgomery County   The litigation styled Official Committee of Unsecured         Disclosure
Litigation          Creditors of Enron Corp. v. Fastow, et al., Case No.          Statement:
                    02-10-06531, pending in the District Court for the 9th        A-57
                    Judicial District, Montgomery County, Texas.

Northern Plains     Northern Plains Natural Gas Company.                          Disclosure
                                                                                  Statement:
                                                                                  A-58

Operating Entities  CrossCountry, PGE, and Prisma, together the operating         Disclosure
                    subsidiaries of the Reorganized Debtors.                      Statement:
                                                                                  A-59

Outstanding         As to any Lender at any time, the sum of (i) the aggregate    Portland
Credit Exposure     principal amount of its loans outstanding at such time,       General
                    plus (ii) an amount  equal to its pro rata  share of the LC   Credit
                    Obligations at such time.                                     Agreement

Petition Date       The Initial Petition Date; provided, however, that, with      Disclosure
                    respect to those Debtors which commenced their chapter 11     Statement:
                    cases subsequent to December 2, 2001, "Petition Date" shall   A-61
                    refer to the respective dates on which such chapter 11 cases were commenced.

PGE Trust           The Entity, if jointly determined by the Debtors and,         Disclosure
                    provided that the Creditors' Committee has not been           Statement:
                    dissolved in accordance with the provisions of Section 33.1   A-61
                    of the Plan, the Creditors' Committee, to be created on or subsequent to the Confirmation Date, but in no event later


                                       15



                    than the date on which the Litigation Trust is created, to hold as its sole assets the Existing PGE Common Stock or the PGE Common Stock in lieu thereof, but in no event the assets of PGE.

Pipeline            Those pipeline businesses or other energy related businesses  Disclosure
Businesses          associated with the pipeline businesses which                 Statement:
                    are owned or operated by Enron, ETS and EOC Preferred that    A-62
                    are anticipated to be contributed for equity interests in
                    CrossCountry pursuant to the CrossCountry Contribution and
                    Separation Agreement.

Plan Currency       The mixture of Creditor Cash, Prisma Common Stock,            Disclosure
                    CrossCountry Common Equity, and PGE Common Stock to be        Statement:
                    distributed to holders of Allowed General Unsecured Claims,   A-63
                    Allowed Guaranty Claims and Allowed Intercompany Claims
                    pursuant to the Plan; provided, however, that, if jointly
                    determined by the Debtors and the Creditors' Committee,
                    "Plan Currency" may include Prisma Trust Interests,
                    CrossCountry Trust Interests, PGE Trust Interests and the
                    Remaining Asset Trust Interests.

Plan Securities     Prisma Common Stock, CrossCountry Common Equity and PGE       Disclosure
                    Common Stock.                                                 Statement:
                                                                                  A-63

Plan Supplement     A separate volume, to be filed with the clerk of the          Disclosure
                    Bankruptcy Court and posted as a "Related Document" at        Statement:
                    http://www.enron.com/corp/por/, including, among other        A-63
                    documents, forms of (1) the Litigation Trust Agreement, (2)
                    the Special Litigation Trust Agreement, (3) the Prisma Trust
                    Agreement, (4) the CrossCountry Trust Agreement, (5) the PGE
                    Trust Agreement, (6) the Remaining Asset Trust Agreement(s),
                    (7) the Common Equity Trust Agreement, (8) the Preferred
                    Equity Trust Agreement, (9) the Prisma Articles of
                    Association, (10) the Prisma Memorandum of Association, (11)
                    the CrossCountry By-laws/Organizational Agreement, (12) the
                    CrossCountry Charter, (13) the PGE By-Laws, (14) the PGE
                    Certificate of Incorporation, (15) the Reorganized Debtor
                    Plan Administration Agreement, (16) the Reorganized Debtors
                    By-laws, (17) the Reorganized Debtors Certificate of
                    Incorporation, (18) the Severance Settlement Fund Trust
                    Agreement, (19) a schedule of the types of Claims entitled to the benefits of subordination afforded by the documents referred to and the definitions set forth on Exhibit "L" to the Plan, (20) a schedule of Allowed General Unsecured
                    Claims held by affiliated non-Debtor Entities and structures created by the Debtors and which are controlled or managed by the Debtors or their Affiliates, (21) a schedule setting forth the identity of the proposed senior officers and
                    directors of Reorganized Enron, (22) a schedule setting
                    forth the identity and compensation of any insiders to be
                    retained or employed by


                                       16



                    Reorganized Enron, (23) a schedule setting forth the litigation commenced by the Debtors on or after December 15, 2003 to the extent that such litigation is not set forth in the Disclosure Statement, (24) the methodology or procedure agreed upon by the Debtors, the Creditors' Committee and the ENA Examiner with respect to the adjustment of Allowed
                    Intercompany Claims, as referenced in Section 1.21 of the Plan, and to the extent adjusted or to be adjusted pursuant to such methodology or procedure, an updated Exhibit "F" to the Plan and a range of adjustment, which may be made in accordance with Section 1.21(c) of the Plan, (25) the guidelines of the Disputed Claims reserve to be created in accordance with Section 21.3 of the Plan, (26) the guidelines for the DCR Overseers in connection with the Disputed Claims reserve and (27) a schedule or description of Litigation Trust Claims and Special Litigation Trust
                    Claims, in each case, consistent with the substance of the economic and governance provisions contained in the Plan,
                    (a) in form and substance satisfactory to the Creditors'
                    Committee and (b) in substance satisfactory to the ENA
                    Examiner. The Plan Supplement shall also set forth the amount of Creditor Cash to be available as of the Effective
                    Date as jointly determined by the Debtors and the Creditors'
                    Committee, which amount may be subsequently adjusted with the consent of the Creditors' Committee. The Plan Supplement
                    (containing drafts or final versions of the foregoing documents) shall be (i) filed with the clerk of the Bankruptcy Court as early as practicable (but in no event later than fifteen (15) days) prior to the Ballot Date, or on such other date as the Bankruptcy Court establishes and
                    (ii) provided to the ENA Examiner as early as practicable
                    (but in no event later than thirty (30) days) prior to the Ballot Date.

Poliwatt            Poliwatt means Poliwatt Limitada.                             Disclosure
Ponderosa           Ponderosa means Ponderosa Assets, LP.                         Statement:
Ponderosa Ltd.      Ponderosa Ltd. means Ponderosa Pine Energy Partners, Ltd.     A-64

Portland            Portland Creditor Cash means at any time, the excess, if      Disclosure
Creditor            any, of (a) all Cash and Cash Equivalents in the              Statement:
Cash                Disbursement Account(s) relating to each of the Portland      A-64
                    Debtors over (b) such amounts of Cash (i) reasonably
                    determined by the Disbursing Agent as necessary to satisfy, in accordance with the terms and conditions of the Plan,
                    Administrative Expense Claims, Priority Non-Tax Claims,
                    Priority Tax Claims, Convenience Claims and Secured Claims
                    relating to each of the Portland Debtors, (ii) necessary to make pro rata distributions to holders of Disputed Claims as if such Disputed Claims relating to each of the Portland
                    Debtors were, at such time, Allowed Claims and (iii) such
                    other amounts reasonably determined by each of the
                    Reorganized Portland Debtors as necessary to fund the
                    ongoing operations of each of the Reorganized Portland
                    Debtors during the period from the Effective Date up to and including the date such Debtors' chapter 11 cases are
                    closed.

Portland Debtors    Portland General Holdings, Inc. and Portland Transition       Disclosure
                    Company, Inc.                                                 Statement:
                                                                                  A-64


                                       17



Portland General    The 364-Day Credit Agreement, dated May 28, 2003, among       Portland
Credit Agreement    Portland General and the Lenders thereunder and Bank One,     General
                    NA as administrative agent for the Lenders.                   Credit
                                                                                  Agreement

Pricing Schedule    The Schedule attached to the Portland General Credit          Portland
                    Agreement and identified as such.                             General
                                                                                  Credit
                                                                                  Agreement

Prime Rate          A rate per annum equal to the prime rate of interest          Portland
                    announced by Bank One or by its parent, Bank One              General
                    Corporation, from time to time, changing when and as said     Credit
                    prime rate changes.                                           Agreement

Priority Non-Tax    Any Claim against the Debtors, other than an Administrative   Disclosure
Claim               Expense Claim or a Priority Tax Claim, entitled to priority   Statement:
                    in payment in accordance with sections 507(a)(3), (4), (5),   A-65
                    (6), (7) or (9) of the Bankruptcy Code, but only to the
                    extent entitled to such priority.

Priority Tax Claim  Any Claim of a governmental unit against the Debtors          Disclosure
                    entitled to priority in payment under sections 502 (i) and    Statement:
                    507(a)(8) of the Bankruptcy Code.                             A-65

Prisma              Prisma Energy International Inc., a Cayman Islands company,   Disclosure
                    the assets of which shall consist of the Prisma Assets.       Statement:
                                                                                  A-65

Prisma Assets       The assets to be contributed into or transferred to Prisma,   Disclosure
                    including, without limitation (a) those assets set forth on   Statement:
                    Exhibit "H" to the Plan; provided, however, that, in the      A-66
                    event that, during the period from the date of the
                    Disclosure Statement Order up to and including the date of the initial distribution of Plan Securities pursuant to the terms and provisions of Section 32.1 of the Plan, the
                    Debtors, with the consent of the Creditors' Committee,
                    determine not to include in Prisma a particular asset set
                    forth on Exhibit "H" to the Plan, the Debtors shall file a notice thereof with the Bankruptcy Court and the value of
                    the Prisma Common Stock shall be reduced by the Value
                    attributable to such asset, as set forth in the Disclosure
                    Statement or determined by the Bankruptcy Court at the
                    Confirmation Hearing, and (b) such other assets as the
                    Debtors, with the consent of the Creditors' Committee,
                    determine on or prior to the date of the initial
                    distribution of Plan Securities pursuant to the terms and
                    provisions of Section 32.1 of the Plan to include in Prisma and the Value of the Prisma Common Stock


                                       18



                    shall be increased by the Value attributable to any such assets.

Prisma Articles     The articles of association of Prisma, which articles of      Disclosure
of Association      association shall be in form and substance satisfactory to    Statement:
                    the Creditors' Committee and in substantially the form        A-65
                    included in the Plan Supplement.

Prisma Common       The ordinary shares of Prisma authorized and to be issued     Disclosure
Stock               pursuant to the Plan, which shares shall have a par value     Statement:
                    of $0.01 per share, of which fifty million (50,000,000)       A-66
                    shares shall be authorized and of which forty million
                    (40,000,000) shares shall be issued pursuant to the Plan,
                    and such other rights with respect to dividends,
                    liquidation, voting and other matters as are provided for by applicable nonbankruptcy law or the Prisma Memorandum of
                    Association or the Prisma Articles of Association.

Prisma              The agreement to be entered into by the Prisma Enron          Disclosure
Contribution and    Parties and Prisma to govern the contribution of the Prisma   Statement:
Separation          Assets to Prisma.                                             A-66
Agreement

Prisma Distribution The date on which the Prisma Distribution occurs.             Disclosure
Date                                                                              Statement:
                                                                                  A-66

Prisma Enron        Enron and its affiliates, other than Prisma, that are party   Disclosure
Parties             to the Prisma Contribution and Separation Agreement.          Statement:
                                                                                  A-66

Prisma Memorandum   Memorandum of association of Prisma, which memorandum of      Disclosure
of Association      association shall be in form and substance satisfactory to    Statement:
                    the Creditors' Committee and in substantially the form        A-66
                    included in the Plan Supplement.

Prisma Trust        The entity, if jointly determined by the Debtors and,         Disclosure
                    provided that the Creditors' Committee has not been           Statement:
                    dissolved in accordance with the provisions of Section 33.1   A-67
                    of the Plan, the Creditors' Committee, to be created on or subsequent to the Confirmation Date, but in no event later than the date on which the Litigation Trust is created, in addition to the creation of Prisma, and to which Entity
                    shall be conveyed one hundred percent (100%) of the Prisma
                    Common Stock.

Prisma Trust        In the event that the Prisma Trust is created, the Prisma     Disclosure
Agreement           Trust Agreement, which agreement shall be in form and         Statement:
                    substance satisfactory to the Creditors' Committee and        A-67
                    substantially in the form contained in the Plan Supplement, pursuant to which the Prisma Trust Board and the Prisma
                    Trustee shall manage, administer, operate and liquidate the assets contained in the Prisma Trust and distribute the
                    proceeds thereof


                                       19



                    or the Prisma Common Stock.

Prisma Trust Board  In the event that the Prisma Trust is created, the persons    Disclosure
                    selected by the Debtors, after consultation with the          Statement:
                    Creditors' Committee, and appointed by the Bankruptcy         A-67
                    Court, or any replacements thereafter selected in accordance with the provisions of the Prisma Trust Agreement.

Prisma Trustee      In the event that the Prisma Trust is created, Stephen        Disclosure
                    Forbes Cooper, LLC or such other Entity appointed by the      Statement:
                    Prisma Trust Board and approved by the Bankruptcy Court to    A-67
                    administer the Prisma Trust in accordance with the
                    provisions of Article XXIV of the Plan and the Prisma Trust
                    Agreement.

RAC                 The Risk Assessment and Control Group for the Enron           Disclosure
                    Companies.                                                    Statement
                                                                                  A-68

Remaining Asset     One or more Entities, if jointly determined by the Debtors    Disclosure
Trust(s)            and, provided that the Creditors' Committee has not been      Statement:
                    dissolved in accordance with the provisions of Section 33.1   A-69
                    of the Plan, the Creditors' Committee, to be created on
                    or after the Confirmation Date, but in no event later than the date on which the Litigation Trust is created, occurs in accordance with the provisions of Article XXV of the Plan
                    and the Remaining Asset Trust Agreement(s) for the benefit of holders of Allowed General Unsecured Claims, Allowed
                    Guaranty Claims and Allowed Intercompany Claims and such
                    other Allowed Claims and Allowed Equity Interests in
                    accordance with the terms and provisions of the Plan.

Remaining Assets    From and after the Effective Date, all Assets of the          Disclosure
                    Reorganized Debtors; provided, however, that, under no        Statement:
                    circumstances, shall "Remaining Assets" include (a)           A-69
                    Creditor Cash on the Effective Date, (b) the Litigation
                    Trust Claims, (c) the Special Litigation Trust Claims, (d)
                    the Plan Securities and (e) claims and causes of action
                    subject to the Severance Settlement Fund Litigation.

Reorganized         The Debtors, other than the Portland Debtors, from and        Disclosure
Debtors             after the Effective Date.                                     Statement:
                                                                                  A-70

Reorganized         The respective by-laws of the Reorganized Debtors,            Disclosure
Debtors By-laws     including Reorganized Enron, which by-laws shall be in form   Statement:
                    and substance satisfactory to the Creditors' Committee and    A-70
                    in substantially the form included in the Plan Supplement.


                                       20



Reorganized         The respective Certificates of Incorporation of the           Disclosure
Debtors             Reorganized Debtors, which certificates of incorporation      Statement:
Certificate of      shall be in form and substance satisfactory to the            A-70
Incorporation       Creditors' Committee and in substantially the form included in the Plan Supplement.

Reorganized         Stephen Forbes Cooper, LLC, retained, as of the Effective     Disclosure
Debtor Plan         Date, by the Reorganized Debtors as the employee              Statement:
Administrator       responsible for, among other things, the matters described    A-70
                    in Section 36.2 of the Plan.

Reorganized         The Portland Debtors, from and after the Effective Date.      Disclosure
Portland Debtors                                                                  Statement:
                                                                                  A-70

Ratable Advance     A borrowing (i) made by the Lenders on the same Borrowing     Portland
                    Date, or (ii) converted or continued by the Lenders on the    General
                    same date of conversion or continuation, consisting in        Credit
                    either case, of the aggregate amount of the several Ratable   Agreement
                    Loans of the same type and, in the case of Eurodollar
                    Ratable Loans, for the same interest period.

Reserve             With respect to an Interest Period, the maximum aggregate
Requirement         reserve requirement (including all basic, supplemental,
                    marginal and other reserves) which is imposed under
                    Regulation D on Eurocurrency liabilities.

S&P                 Standard & Poor's, a division of The McGraw-Hill  Companies,  Disclosure
                    Inc.                                                          Statement:
                                                                                  A-71

Second Amended      The Second Amended and Restated Revolving Credit and          Disclosure
DIP Credit          Guaranty Agreement dated as of May 9, 2003, by and among      Statement:
Agreement           Enron, as  borrower, each of the direct or indirect           A-72
                    subsidiaries of Enron party thereto, as guarantors, the DIP
                    Lenders, JPMCB and Citicorp, as co-administrative agents,
                    Citicorp, as paying agent, and JPMCB, as collateral agent.

Secured Claim       A Claim against the estates of the Debtors (a) secured by a   Disclosure
                    lien on Collateral or (b) subject to setoff under section     Statement:
                    553 of the Bankruptcy Code, to the extent of the value of     A-73
                    the Collateral or to the extent of the amount subject to
                    setoff, as applicable, as determined in accordance with
                    section 506(a) of the Bankruptcy Code or as otherwise agreed to, in writing, by the (1) Debtors and the holder of such
                    Claim, subject to the consent of the Creditors' Committee, or (2) the Reorganized Debtors and the holder of such Claim, as the case may be; provided, however, that, to the extent that the value of such interest is less than the amount of the Claim which has the benefit of such security, the
                    unsecured portion of such Claim shall be treated as a
                    General Unsecured Claim unless, in any such case, the Class of which such Claim is a part makes a valid and timely
                    election in accordance with section 1111(b) of the
                    Bankruptcy Code to have such Claim treated as a Secured
                    Claim to the


                                       21



                    extent allowed.

Securities Act      Securities Act of 1933.                                       Disclosure
                                                                                  Statement:
                                                                                  A-73

Severance           Those claims and causes of action arising from and relating   Disclosure
Settlement Fund     to the payment of the Employee Prepetition Stay Bonus         Statement:
Litigation          Payments to certain of the Debtors' employees, which claims   A-74
                    and causes of action were assigned to the Employee Committee pursuant to the Severance Settlement Order, including,
                    without limitation, the claims and causes of action which
                    are the subject of litigation styled (a) Theresa A. Allen et
                    al. v. Official Employment-Related Issues Committee; Enron
                    Corp.; Enron North America Corp.; Enron Net Works, L.L.C.,
                    Adversary Proceeding No. 03-02084-AJG, currently pending in the Bankruptcy Court, (b) Official Employment-Related Issues
                    Committee of Enron Corp., et al. v. John D. Arnold, et al.,
                    Adversary Proceeding No. 03-3522, currently pending in the
                    United States Bankruptcy Court for the Southern District of
                    Texas, (c) Official Employment-Related Issues Committee of
                    Enron Corp., et al. v. James B. Fallon, et al., Adversary
                    Proceeding No. 03-3496, currently pending in the United
                    States Bankruptcy Court for the Southern District of Texas,
                    (d) Official Employment-Related Issues Committee of Enron
                    Corp., et al. v. Jeffrey McMahon, Adversary Proceeding No.
                    03-3598, currently pending in the United States Bankruptcy
                    Court for the Southern District of Texas, and (e) Official
                    Employment-Related Issues Committee of Enron Corp. v. John
                    J. Lavorato, et al., Adversary No. 03-3721, currently
                    pending in the United States Bankruptcy Court for the
                    Southern District of Texas.

Special Litigation  The Entity, if jointly determined by the Debtors and,         Disclosure
Trust               provided that the Creditors' Committee has not been           Statement:
                    dissolved in accordance with the provisions of Section 33.1   A-76
                    of the Plan, Creditors' Committee, to be created on or prior to December 31st of the calendar year in which the Effective
                    Date occurs, unless such date is otherwise extended by the
                    Debtors and the Creditors' Committee, in their joint and
                    absolute discretion and by notice filed with the Bankruptcy
                    Court, in accordance with the provisions of Article XXIII of the Plan and the Special Litigation Trust Agreement for the
                    benefit of holders of Allowed Claims against Enron in
                    accordance with the terms and provisions of Article XXIII of the Plan.

Special Litigation  All claims and causes of action of the Debtors or Debtors     Disclosure
Trust               in Possession, if any, that asserted, or which may be         Statement:
                    Claims asserted, by or on behalf of the Debtors or the        A-77
                    Debtors' estates (i) in the Montgomery County Litigation
                    (solely with respect to claims and causes of action against insiders or former insiders of the Debtors), (ii) of the
                    same nature against other of


                                       22



                    the Debtors' current or former insiders and such other
                    Entities as may be described in the Plan Supplement and
                    (iii) arising under or pursuant to sections 544, 545, 547, 548, 549, 550, 551 and 553 of the Bankruptcy Code against the Entities referenced in subsections (i) and (ii) above;
                    provided, however, that under no circumstances, shall such claims and causes of action include (a) Litigation Trust
                    Claims to be prosecuted by the Litigation Trust, the Debtors or Reorganized Debtors, as the case may be, and (b) any claims and causes of action waived and released in accordance with the provisions of Sections 28.3 and 42.6 of the Plan, and, provided, further, that, in the event that the Debtors and the Creditors' Committee jointly determine not to form the Special Litigation Trust, the claims and causes of action referred to in clauses (i), (ii) and (iii) above shall be deemed to be Assets of Enron, notwithstanding the inclusion of Enron and other Debtors or their estates as a plaintiff in such litigation and with the execution and delivery of any additional documents or the entry of any order of the Bankruptcy Court or such other court of competent jurisdiction.

Subordinated Claim  A Section 510 Enron Senior Notes Claim, a Section 510         Disclosure
                    Enron Subordinated Debenture Claim, a Section 510 Enron       Statement:
                    Preferred Equity Interest Claim, a Section 510 Enron Common   A-78
                    Equity Interest Claim, a Penalty Claim, an Enron TOPRS
                    Subordinated Guaranty Claim or an Other Subordinated Claim.

Transwestern        Transwestern Holding Company, Inc.                            Disclosure
                                                                                  Statement:
                                                                                  A-80

Treasury            Regulations promulgated by the U.S. Department of Treasury    Disclosure
Regulations         pursuant to the IRC.                                          Statement:
                                                                                  A-80

Unsecured Claim     Any Claim against the Debtors, other than an Administrative   Disclosure
                    Expense Claim, a Secured Claim, a Priority Non-Tax Claim, a   Statement:
                    Priority Tax Claim, a Subordinated Claim, or a Convenience    A-81
                    Claim.

                                   FORM U-1/A
                   AMENDMENT NO. 1 TO APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          On February 6, 2004, Enron Corp. and certain subsidiaries, filed an Application on Form U-1 under File No. 70-10200. This Amendment No. 1 to the Application amends and restates the Application. Previously filed exhibits are not being resubmitted.

Item 1    Description of the Proposed Transactions

          A.  Introduction and General Request

          Enron Corp., an Oregon corporation ("Enron"), a public utility holding company,\1 on its behalf and on behalf of its subsidiaries listed in Exhibit H (collectively "Applicants"), requests an order of the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 ("Act") authorizing certain financing, non-utility corporate reorganizations, dividends, affiliate sales of goods and services and other transactions described below to allow Enron and its subsidiaries to continue to operate their businesses as both debtors in possession in bankruptcy and non-debtors.

          Enron, the Commission's Division of Investment Management ("IM") and the Commission's Division of Enforcement ("Enforcement") have held discussions regarding the registration of Enron as a public utility holding company under
Section 5 of the Act, the chapter 11 plan for Enron and its affiliated debtor entities, the solicitation of votes accepting or rejecting the plan, and various transactions in furtherance of the chapter 11 cases that may require Commission authorization under the Act were Enron a registrant under the Act.\2 In addition, a format for a comprehensive settlement of the exemption application filed by Enron and other parties in SEC File No. 70-10190 has been discussed. This application is the result of such discussions and is predicated on Enron's registration under the Act in the near future, prior to the issuance by the Commission of an order granting this Application.

        As described infra in section C.3, Enron has entered into an agreement to sell its only public utility subsidiary company, Portland General Electric Company ("Portland General"). The chapter 11 plan also provides that Portland General would be sold or, in the event such transaction cannot be consummated, distributed to creditors and, in certain circumstances, equity interest holders\3 as soon as requisite consents can be obtained and, as a possible intermediate

--------------
1/ Enron was formerly an exempt holding company under the Act by virtue of two applications filed under Sections 3(a)(1), 3(a)(3) and 3(a)(5) of the Act. By order, dated December 29, 2003, Holding Co. Act Release No. 27782, the Commission denied the applications filed under Sections 3(a)(1), 3(a)(3) and 3(a)(5). Enron subsequently filed an application for exemption under Section 3(a)(4) of the Act on behalf of itself and two other entities. SEC File No. 70-10190. The Section 3(a)(4) application, as it related to Enron but not the other two applicants, was set for hearing by Commission order, dated January 14, 2004, Holding Co. Act Release No. 27793.
2/ A representative of the Creditors' Committee (defined below) attended some of the discussions as an observer.
3/ Applicants submit that, in accordance with existing projections, existing Enron common stock and preferred stock are highly unlikely to receive any distributions pursuant to the Plan. However, the Plan provides Enron stockholders with a contingent right to receive a recovery in the event that the total amount of Enron's assets, including recoveries in association with litigation and the subordination, waiver or disallowance of Claims in connection therewith, exceeds the total amount of Allowed Claims against Enron. No distributions will be made in accordance with the Plan to holders of equity interests unless and until all unsecured claims are fully satisfied.

step, the common stock of Portland General may be contributed to a trust ("PGE Trust"),\4 that may be formed by December 31, 2004. Upon (i) the sale of Portland General, (ii) the distribution of the shares of Portland General to creditors, or (iii) the contribution of the Portland General common stock to the PGE Trust, it is anticipated that Enron would deregister as a holding company under the Act. Accordingly, this application seeks authorization for the transactions proposed herein through the earlier of the deregistration of Enron and July 31, 2005.

          The Applicants respectfully request this relief on an expedited basis. As explained herein, the Applicants are in the midst of selling, reorganizing and liquidating many subsidiaries and resolving contracts and claims. Without adequate authorization under the Act, Applicants would be required to stop many transactions that are currently being structured, negotiated or in progress, many of which have already received authorization from the Bankruptcy Court (defined below), and to postpone entering into other transactions until appropriate orders from the Commission can be issued. Many of these transactions represent significant value to the estates and creditors of Enron and certain of its subsidiaries and affiliates and, in some cases, purchasers may withdraw from a transaction, interest rates on negotiated financings may change, tax benefits may be lost, or other consequences may flow from a delay. Enron also would be prevented, in many respects, from operating in the ordinary course of business, for example, borrowing from subsidiaries (other than Portland General), pursuant to Bankruptcy Court order to pay its expenses. To prevent these adverse effects to Applicants' creditors, Applicants respectfully request that the Commission act on this application on an expedited basis.

          B.  Enron and its Subsidiaries

          Enron is a public utility holding company within the meaning of the Act by reason of its ownership of all of the outstanding voting securities of Portland General, an Oregon electric public utility company.

          From 1985 through mid-2001, Enron grew from a domestic natural gas pipeline company into a large global natural gas and power company. Headquartered in Houston, Texas, Enron and its subsidiaries historically provided products and services related to natural gas, electricity, and communications to wholesale and retail customers. As of December 2001, the Enron companies employed approximately 32,000 individuals worldwide. The Enron companies were principally engaged in (a) the marketing of natural gas, electricity and other commodities, and related risk management and finance services worldwide, (b) the delivery and management of energy commodities and capabilities to end-use retail customers in the industrial and commercial business sectors, (c) the generation, transmission, and distribution of electricity to markets in the northwestern United States, (d) the transportation of natural gas through pipelines

-------------
4/ There may be an adjustment in the number of Portland common shares prior to contribution to the PGE Trust and in all events prior to distribution to creditors. If the Portland General common stock is distributed to creditors rather than sold as described herein, it is intended that the current Portland General shares of common stock will be canceled and 80 million shares of new Portland General common stock will be authorized and approximately 62.5 million shares issued pursuant to the Plan, in each case, representing 100% of the common equity of Portland General.

to markets throughout the United States, and (e) the development, construction, and operation of power plants, pipelines, and other energy-related assets worldwide.

          1.  The Bankruptcy Cases and the Chapter 11 Plan

          In the last quarter of 2001, the Enron companies lost access to the capital markets, both debt and equity, and had insufficient liquidity and financial resources to satisfy their current financial obligations. On December 2, 2001, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). As of today, one hundred eighty (180) Enron-related entities have filed voluntary petitions. Pursuant to sections 1107 and 1108 of the Bankruptcy Code, Enron and its subsidiaries that have filed voluntary petitions (the "Debtors") continue to operate their businesses and manage their properties as debtors in possession. Portland General, Enron's sole public utility subsidiary company, has not filed a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron companies that are operating companies have not filed bankruptcy petitions and continue to operate their businesses.\5

          The Debtors have been engaged, since the commencement of the chapter 11 cases, in the rehabilitation and disposition of their assets to satisfy the claims of creditors. The Debtors have been consolidating, selling businesses and assets, dissolving entities and simplifying their complex corporate structure. The Debtors also have been involved in the settlement of numerous contracts related to wholesale and retail trading of various commodities.\6

        The Debtors are holding cash from prior sales pending distribution under a chapter 11 plan and are positioning other assets for sale or other disposition.\7 In this process, hundreds of

---------------
5/ On November 29, 2001, and on various dates thereafter, certain foreign affiliates of Enron in England went into administration. Shortly thereafter, various other foreign affiliates also commenced (either voluntarily or involuntarily) insolvency proceedings in Australia, Singapore, and Japan. Additional filings have continued world-wide and insolvency proceedings for foreign affiliates are continuing for various companies registered in Argentina, Bahamas, Bermuda, Canada, the Cayman Islands, France, Germany, Hong Kong, India, Italy, Mauritius, the Netherlands, Peru, Spain, Sweden, and Switzerland. Once a foreign affiliate is placed into a foreign insolvency proceeding, control of the foreign affiliate along with the management and distribution of its assets will generally be transferred to an insolvency practitioner, such as an administrator, receiver, or liquidator. The foreign bankruptcies are not administered jointly with the proceeding in the Bankruptcy Court. Thus, commencement of most foreign proceedings results in a loss of ultimate control by Enron and its subsidiaries over the assets of the foreign affiliate. Where Enron no longer has control over such companies for the reasons described above, the companies are no longer direct or indirect Enron subsidiaries and are not subject to the Act. However, even if there are some companies over which Enron retains control, the Commissions' jurisdiction under section 11(f) of the Act, if any, extends only to those bankruptcy cases brought in United States courts. None of the foreign proceedings referenced herein relate to Portland General.
6/ After the commencement of the chapter 11 cases, both Debtor and non-Debtor associates had a significant number of non-terminated and terminated positions arising out of physical and financial contracts relating to numerous commodities, including but not limited to power, natural gas, interest rates and currencies, crude oil, liquid fuels, coal, pulp and paper, freight, steel, metals, lumber and weather. These entities evaluated these contracts and have undertaken efforts to perform, sell or settle these positions. The settlement of these contracts is approved pursuant to pre-established protocols approved by the Bankruptcy Court.
7/ The Debtors, non-Debtor associates and other related companies have completed a number of significant asset sales during the pendancy of the chapter 11 cases resulting in gross consideration to the Debtors' bankruptcy estates, non-Debtor associates, and certain other related companies aggregating approximately $3.6 billion. In many instances, proceeds from these sales are segregated, or in escrow accounts, and the distribution of such proceeds will require either consent of the Creditors' Committee or an order of the Bankruptcy Court.

corporations have been or will be liquidated.\8 Eventually, substantially all of the Debtors, including Enron, will be liquidated.

          The Debtors have worked with the Official Committee of Unsecured Creditors appointed in the Debtors' chapter 11 cases (the "Creditors' Committee"), the examiner appointed by the Bankruptcy Court with respect to the chapter 11 case of Enron North America Corp. ("ENA") and individual creditor groups to formulate a chapter 11 plan. On July 11, 2003, the Debtors filed a joint chapter 11 plan and a related disclosure statement which documents were subsequently amended several times. On January 12, 2004, the Debtors filed a fifth amended plan (the "Plan") and a related amended disclosure statement with the Bankruptcy Court.\9 A hearing to consider the adequacy of the information contained in the disclosure statement was held commencing on January 6, 2004. On January 9, 2004, the Bankruptcy Court issued two orders approving the disclosure statement for the Plan, establishing voting procedures, and ordering the solicitation of votes approving or rejecting the Plan.\10

          The Plan provides for the appointment of a Reorganized Debtor Plan Administrator ("Administrator") on the Effective Date for the purpose of carrying out the provisions of the Plan. Pursuant to Section 1.226 of the Plan, the Administrator would be Stephen Forbes Cooper, LLC, an entity headed by Stephen Forbes Cooper, Enron's Acting President, Acting Chief Executive Officer, and Chief Restructuring Officer. In accordance with Section 36.2 of the Plan, the Administrator shall be responsible for implementing the distribution of the assets in the Debtors' estates to the creditors, including, without limitation, the divestiture of Portland General common stock or the sale of that stock followed by the distribution of the proceeds to the creditors and, possibly, equity interest holders. In addition, pursuant to the Plan, as of the Effective Date, the Reorganized Debtors will assist the Administrator in performing the following activities: (a) holding the Operating Entities, including Portland General, for the benefit of creditors and providing certain transition services to such entities, (b) liquidating the Remaining Assets, (c) making distributions to creditors pursuant to the terms of the Plan, (d) prosecuting Claim objections and litigation, (e) winding up the Debtors' business affairs, and (f) otherwise implementing and effectuating the terms and provisions of the Plan.

-------------
8/ On the initial petition date, the Enron group totaled approximately 2,400 legal entities. Approximately 600 entities have been sold, merged or dissolved and approximately 1,800 legal entities remain. By the end of 2004, it is anticipated that all legal entities will be reduced to those necessary for Enron's operating businesses (CrossCountry, Prisma and Portland General) and the liquidation of assets.
9/ The Plan and related disclosure statement are available at www.enron.com and are included as Exhibits I-1 and I-2 to this Application. Unless defined in the text of this Application, all capitalized terms used herein follow the definitions specified in the Plan.
10/ Order on motion of Enron Corp. approving the disclosure statement, setting record date for voting purposes, approving solicitation packages and distribution procedures, approving forms of ballots and vote tabulation procedures, and scheduling a hearing and establishing notice and objection procedures in respect of confirmation of the plan, Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.) ("Disclosure Statement Order"). Order establishing voting procedures in connection with the plan process and temporary allowance of claims procedures related thereto, Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.) ("Voting Procedures Order"). These orders are attached hereto as Exhibits J-1 and J-2.

          C.  Portland General Electric Company

              1.  Introduction

          Portland General, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. Portland General also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States. Portland General's service area is located entirely within Oregon and covers 3,150 square miles. It includes 51 incorporated cities, of which Portland and Salem are the largest. Portland General estimates that, at the end of 2002, its service area population was approximately 1.5 million, comprising about 44% of the state's population. As of December 31, 2002, Portland General served approximately 743,000 retail customers. Portland General has approximately 26,085 miles of electric transmission and distribution lines and owns 1,945 MW of generating capacity. Portland General also has long-term power purchase contracts for 652 MW from four hydroelectric projects on the mid-Columbia River and power purchase contracts of one to twenty-six years for another 828 MW from BPA, other Pacific Northwest utilities, and certain Native American tribes. As of December 31, 2002, Portland General's total firm resource capacity, including short-term purchase agreements, was approximately 4,434 MW (net of short-term sales agreements of 3,927 MW). The average annual demand is approximately 2,350 MW with peak demand of approximately 3,800 MW.

          On July 2, 1997, Portland General Corporation, the former parent of Portland General, merged with Enron, with Enron continuing in existence as the surviving corporation, and Portland General operating as a wholly owned subsidiary of Enron. Portland General is not a Debtor in the chapter 11 cases. As of December 31, 2002, Portland General had 2,757 employees. Portland General is a reporting company under the Securities Exchange Act of 1934 and it files annual, quarterly and periodic reports with the Commission. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets.

          As of and for the nine months ended September 30, 2003, Portland General and its subsidiaries on a consolidated basis had operating revenues of $1,375 million, net income of $30 million, retained earnings of $517 million, and assets of $3,185 million.

              2.  Portland General is Extensively Insulated from Enron

          Portland General maintains a separate business from Enron by, inter alia, in all material respects, maintaining books and records separate from Enron; maintaining its bank accounts separate from Enron; not commingling its assets with those of Enron; managing cash separately; holding all of its assets in its own name; conducting its own business in its own name; preparing and maintaining separate financial statements; showing its assets and liabilities separate and apart from those of Enron; paying its own liabilities and expenses only out of its own funds; observing all corporate and other organizational formalities; maintaining an arm's length relationship with Enron and entering into transactions with Enron only as permitted by state and federal authorities; paying the salaries of its own employees from its own funds; not guaranteeing or becoming obligated for the debts of Enron; not holding out its credit as available to satisfy the obligations of Enron; using separate stationery, invoices and checks bearing its own name; not pledging its assets for the benefit of Enron; maintaining its own pension plan; holding itself out solely as a separate entity; correcting any known misunderstanding regarding its separate identity; not identifying itself as a division of Enron; and maintaining adequate capital in light of its contemplated business operations. Portland General, Enron and other affiliates have, however, filed consolidated tax returns and utilized tax sharing arrangements that are commonly utilized by affiliated corporations filing consolidated tax returns.

          In an effort to preserve Portland General's credit rating,\11 a bankruptcy remote structure for Portland General was created that requires the affirmative vote of an independent shareholder who holds a share of limited voting junior preferred stock of Portland General before Portland General can be placed into bankruptcy unilaterally by Enron, except in certain carefully prescribed circumstances in which the reason for the bankruptcy is to implement a transaction pursuant to which all of Portland General's debt will be paid or assumed without impairment.

          In addition, a number of restrictions were put in place with the approval of the OPUC at the time of Enron's merger with Portland General Corporation. Among other things, Portland General may not make any equity distribution to Enron that would cause Portland General's equity capital to fall below forty-eight percent (48%) of Portland General's total capital without OPUC approval. This obligation is set forth as condition 6 of the stipulation attached as Appendix A and made part of OPUC Order No. 97-196 (the "Enron Merger Order") issued in docket UM 814, the Matter of the Application of Enron Corp. for an Order Authorizing the Exercise of Influence over Portland General Electric Company. The Enron Merger Order is attached hereto as Exhibit K. Portland General has not paid cash dividends to Enron since the second quarter of 2001. To help the OPUC monitor Portland General's capital structure, condition 9 to the Enron Merger Order requires Enron to disclose to the OPUC on a timely basis (as defined in the condition) its intent to transfer more than five percent of Portland General's retained earnings over a six-month period (60 days before beginning the transfer), its intent to declare a special cash dividend from Portland General (30 days before the declaration), and its most recent quarterly common stock cash dividend payment (30 days after the declaration).

          In addition, Portland General may issue stocks, bonds, notes, or other evidences of indebtedness only with the prior approval of the OPUC and can use the proceeds only for the purpose specified in the OPUC order authorizing the issue. Issuance of short-term indebtedness (less than one year) does not require OPUC approval, but does require the approval of the Federal Energy Regulatory Commission. Under ORS 757.480, Portland General must obtain prior OPUC approval to sell, lease, assign, or otherwise dispose of property worth over $100,000 that is "necessary or useful in the performance of its duties;" mortgage or otherwise encumber any necessary or useful property; or "merge or consolidate any of its lines, plants, system or other property." Prior OPUC approval is also necessary to dispose of or encumber "any franchise, permit or right to maintain and operate (...) or perform any service as" a public utility. ORS 757.480(1). Absent that required approval, the transaction is void. ORS 757.480(3).

--------------
11/ Portland General's ratings are discussed in Item 1.E.1.f below.

          Portland General's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, explains the balances on Portland General's books that are attributable to related party transactions. The largest of the related party items is an approximately $86 million (including accrued interest) merger receivable from Enron for which a reserve has been established. Under terms of the 1997 merger that resulted in Enron's acquisition of Portland General, Enron agreed to provide $105 million of benefits to Portland General's customers over an eight-year period through reductions in Portland General's prices to its customers. In 2000, the remaining reductions due to Portland General's customers was offset against amounts Portland General was to recover from customers for its investment in the Trojan nuclear plant. Enron remained obligated to Portland General for the approximate $80 million remaining balance and continued to make monthly payments, as provided under the merger agreement.

          Enron suspended its monthly payments to Portland General in September 2001, pursuant to its stock purchase agreement with NW Natural Gas Company, under which NW Natural was to have assumed Enron's merger payment obligation upon its purchase of Portland General. The stock purchase agreement was terminated in May 2002. At September 30, 2003, Enron owed Portland General approximately $86 million, including accrued interest.\12 The realization of the merger receivable from Enron is uncertain at this time due to Enron's bankruptcy. Based on this uncertainty, Portland General has established a reserve for the full amount of this receivable, of which $74 million was recorded in December 2001.

          On October 15, 2002, Portland General submitted proofs of claim to the Bankruptcy Court for amounts owed Portland General by Enron and other Debtors, including approximately $73 million (including accrued interest) for the merger receivable balance as of December 2, 2001, the date of Enron's bankruptcy filing. As noted above, although Portland General's eventual recovery on the merger receivable is uncertain, Portland General's customers have already received the benefit of the price reductions agreed to in 1997 through the offset. In addition, Portland General has fully reserved for the merger receivable on its books. Therefore, in the event that Portland General is not able to collect any amounts in connection with its bankruptcy claim, there will be no additional negative charge on its books. If, on the other hand, Portland General does collect any amounts on this claim, such amounts will be reflected as earnings on its books.

          In addition to the above, Portland General may have potential exposure to certain liabilities as a result of Enron's bankruptcy that arise from being part of Enron's control group. These potential liabilities relate to pension plans, retiree health benefits and income taxes and are described in detail in Portland General's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, at note 7.

------------
12/ In addition, at September 30, 2003, Portland General had outstanding accounts receivable of $8.6 million from other Enron subsidiary companies that are part of the bankruptcy case, including $5.4 million due from Portland General Holdings, Inc. and $3.2 million due from Enron, Enron Broadband Services, Enron North America, Enron Engineering & Construction and Enron Power Marketing Inc. Based on Portland General's assessment of the realizability of these balances, a reserve of $4 million has been established. In addition, certain subsidiaries of Portland General have outstanding accounts receivable of $0.2 million from Enron and Enron North America.

          3.  Sale of Portland General

          Enron recently announced an agreement to sell the common stock of Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"), a newly-formed entity financially backed by investment funds managed by the Texas Pacific Group, a private equity investment firm.\13 The transaction is valued at approximately $2.35 billion, including the assumption of debt. The sale is subject to the receipt of Bankruptcy Court, OPUC and certain other regulatory authorizations and closing is currently anticipated to occur in the second half of 2004. The transaction is described in detail in Exhibits B-1 and B-2. On December 5, 2003, the Bankruptcy Court issued a bidding procedures order specifying January 28, 2004 as the last date on which competing prospective buyers may submit bids to acquire Portland General.\14 Under the purchase agreement, Enron is permitted to accept a bid that represents a "higher or better" offer for Portland General. No qualifying bid was received prior to the January 28, 2004 deadline. Thereafter, by order, dated February 5, 2004, the Bankruptcy Court approved the purchase and sale agreement and authorized the sale of Portland General to Oregon Electric.

          If Portland General has not been sold, is no longer the subject of the purchase agreement described above and is not the subject of another purchase agreement, then, Enron will cause Portland General to distribute Portland General's shares to creditors pursuant to the Plan. In preparation for the distribution of Portland General under the Plan, upon receipt of all appropriate regulatory approvals, Enron may transfer its ownership interest in Portland General to PGE Trust, a to-be-formed entity. If formed, PGE Trust would hold Enron's interest in Portland General as a liquidating vehicle, for the purpose of distributing, directly or indirectly, the shares of Portland General (or the proceeds of a sale of Portland General) to the Debtor's creditors as required by the Plan. It is possible that PGE Trust also would hold Enron's interest in Portland General for the purposes of consummating the sale of Portland General to Oregon Electric.\15

          D.  Prisma, CrossCountry and the Debtors' Other Assets

          In addition to the divestiture of Portland General, other key aspects of the Plan include the formation of holding companies, Prisma Energy International Inc. ("Prisma") and CrossCountry Energy Corp. ("CrossCountry").\16 Prisma is a Cayman Islands entity formed initially as a holding company pending the transfer of certain international energy infrastructure businesses that are indirectly owned by Enron and certain of its affiliates. CrossCountry is a Delaware corporation that would hold Enron's pipeline businesses, which provide natural gas transportation services through an extensive North American pipeline infrastructure. As part of the Plan, creditors would receive shares of Prisma and CrossCountry, interests in a trust or other entity formed to distribute these assets, or cash proceeds of the sale of Prisma or CrossCountry. The Plan also makes provision for the distribution of other assets of the Debtors' estate, including

--------------
13/ Enron Corp. Press Release dated November 18, 2003.
14/ Docket No. 14665, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), Dec. 5, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).
15/ See Article XXIV of the Plan.
16/ Of the approximately 1,800 entities in the Enron group currently, approximately 82 entities would become part of Prisma and 15 would be contributed to CrossCountry. The remaining entities would be sold or liquidated in accordance with the Plan.

in excess of $6 billion in cash, the proceeds of the liquidation or divestiture of businesses that do not fit into Prisma and CrossCountry, and the value of certain claims that Enron is pursuing against various professional service firms and financial institutions such as commercial and investment banks. Additional detail with respect to Prisma and CrossCountry is provided below:

             1.  Prisma

          Prisma, a Cayman Islands limited liability company, was organized on June 24, 2003 for the purpose of acquiring the Prisma Assets, which include equity interests in the identified businesses, intercompany loans to the businesses held by affiliates of Enron, and contractual rights held by affiliates of Enron. Enron and its affiliates will contribute the Prisma Assets to Prisma in exchange for shares of Prisma Common Stock commensurate with the value of the Prisma Assets contributed.

          The contribution of the Prisma Assets is expected to be effected pursuant to a Prisma Contribution and Separation Agreement to be entered into among Prisma and Enron and several of its affiliates. It is anticipated that the Prisma Contribution and Separation Agreement, which is currently being negotiated, will be submitted for Bankruptcy Court approval either as part of the Plan Supplement or by a separate motion.

          Prisma and Enron and its affiliates also expect to enter into certain ancillary agreements, which may include a new Transition Services Agreement, a tax matters agreement ("Prisma Tax Matters Agreement") and a license agreement ("Prisma Cross License Agreement"). The employees of Enron and its affiliates who have been supervising and managing the Prisma Assets since December 2001, became employees of a subsidiary of Prisma effective on or about July 31, 2003. In connection therewith, as approved by the Bankruptcy Court,\17 Enron and its affiliates entered into four separate Transition Services Agreements pursuant to which such employees will continue to supervise and manage the Prisma Assets and other international assets and interests owned or operated by Enron and its affiliates. The ancillary agreements, together with the Prisma Contribution and Separation Agreement, will govern the relationship between Prisma and Enron and its affiliates subsequent to the contribution of the Prisma Assets, provide for the performance of certain interim services, and define other rights and obligations until the distribution of shares of capital stock of Prisma pursuant to the Plan or the sale of the stock to a third party. In addition, the Prisma Contribution and Separation Agreement or the ancillary agreements are expected to set forth certain shareholder protection provisions with respect to Prisma and may contain indemnification obligations of the Prisma Enron Parties.

          No operating businesses or assets have been transferred to Prisma at this time; however, subject to obtaining requisite consents, the Debtors intend to transfer the businesses described above to Prisma either in connection with the Plan or at such earlier date as may be determined by Enron and approved by the Bankruptcy Court.

--------------
17/ Docket No. 11915, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), July 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 13710, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Oct. 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

          Prisma will be engaged in the generation and distribution of electricity, the transportation and distribution of natural gas and liquefied petroleum gas, and the processing of natural gas liquids. If all businesses are transferred to Prisma as contemplated, Prisma will own interests in businesses whose assets will:

          o Include over 9,600 miles of natural gas transmission and distribution pipelines;

          o Include over 56,000 miles of electric transmission and distribution lines;

          o    Include over 2,100 MW of electric generating capacity;

          o    Serve 6.5 million LPG, gas, and electricity customers;

          o    Be located in 14 countries; and

          o    Employ over 7,900 people.


          It is contemplated that the operating businesses contributed to Prisma would be engaged in the businesses described above and businesses related or incidental thereto. Applicants do not expect that any significant non-energy related businesses would be made a part of Prisma.\18

          Prisma will be an energy infrastructure company providing energy generation, transportation, processing, and distribution services. By concentrating on its core competencies of owning and operating energy infrastructure assets in diverse international locations, Prisma intends to focus on being a low-cost, efficient operator in the markets it serves. Prisma's anticipated objective is to generate stable cash flow, earnings per share, and dividends, and to grow each of these through growth projected within the existing portfolio of businesses. The corporate affairs of Prisma will be governed by its memorandum and articles of association,

---------------
18/ Prisma will likely own sixteen companies formed in the United States. The principal asset of Prisma in the United States will likely be the service company, Prisma Energy International Services LLC, that employs the United States-based employees that help manage or otherwise provide support to Prisma Assets. Prisma also owns Global Expat Services LLC, a service company for expatriated employees. Only two of the U.S. Prisma companies are operating companies and these companies have been certified as FUCOs (Marianas Energy Company, LLC, operating in Guam and Puerto Quetzal Power LLC, operating in Guatemala). The remaining Prisma companies formed in the United States either provide technical and O&M services to FUCOs that are owned by Prisma or are intermediate holding companies. Most of them also have been certified as FUCOS or are subsidiaries of a FUCO. These companies are: Enron Panama Services LLC (provides technical services to the BLM project; FUCO); Enron International Development Services LLC (provides technical services to the Centragas project; this company has not been certified as a FUCO and is not the subsidiary of a FUCO; the company falls under the Enron Power Corp./Enron Corp./ACFI/Enron Development Corp. chain of ownership); Enron Development Piti Holdings Corp. (intermediate holding company for the Guam project; FUCO); EI Guam Operations LLC (provides technical services to the Guam project; FUCO); Puerto Quetzal Power Corp. (O&M operator for the Puerto Quetzal project; FUCO); Enron International Korea LLC (intermediate holding company for SK-Enron; subsidiary of Enron Asia Pacific/Africa/China LLC, a FUCO ); Enron Power Philippines Operating Corp. (joint O&M operator of Subic project; FUCO); Enron Transredes Services LLC (provides technical services to Transredes; subsidiary of Enron International Asset Management Corp., a FUCO and the parent of Enron International Americas LLC who owns Enron Tranredes Services LLC); ET Power I LLC (intermediate holding company for the Trakya project; FUCO); LFT Power I LLC (intermediate holding company for the Trakya project; FUCO); LFT Power III LLC (intermediate holding company for the Trakya project, FUCO); Enron International Americas LLC (holding company for international service companies; subsidiary of Enron International Asset Management Corp., a FUCO and an Enron debtor company).

amended and restated versions of which will accompany the Prisma Contribution and Separation Agreement, and by the laws of the Cayman Islands.

          In addition to Bankruptcy Court approval, the transfer of the businesses described above to Prisma will require the consent of other parties, including, but not limited to, governmental authorities in various jurisdictions. If any such consents are not obtained, then at the discretion of Enron, with the consent of the Creditors' Committee, as contemplated in the Plan, one or more of these businesses may not be transferred to Prisma, but instead will remain directly or indirectly with Enron.

          Applicants intend that Prisma will certify as a foreign utility company ("FUCO") under Section 33 under the Act prior to the transfer of the businesses described above to Prisma. The transfer of such businesses to Prisma in exchange for interests in Prisma would generally be exempt under Section 33 of the Act. Nevertheless, certain indemnification agreements between Enron group\19 companies in connection with the contribution of the Prisma Assets would constitute the extension of credit among associate companies and would require Commission authorization under Section 12(b) of the Act and Rule 45(a) thereunder. In addition, the Prisma Tax Matters Agreement to be entered into among Prisma, Enron and certain Enron affiliates, is expected to require Prisma to be obligated to make dividend distributions to its shareholders in certain minimum amounts (to the extent of available cash) for so long as Enron or any affiliate or the Disputed Claims reserve is required to include amounts in income for federal income tax purposes in respect of the ownership of Prisma shares. Applicants seek authorization to enter into indemnification agreements and the Tax Matters Agreement in connection with the formation of Prisma as authorized by the Bankruptcy Court and as described above. In addition, Prisma will seek to avail itself of any other authorizations granted to Enron's subsidiaries in connection with this application such as authorizations relating to dividends and reorganizations.

             2.  CrossCountry

          CrossCountry was incorporated in the State of Delaware on May 22, 2003. On June 24, 2003, CrossCountry and the CrossCountry Enron Parties entered into the original CrossCountry Contribution and Separation Agreement providing for the contribution of Enron's direct and indirect interests in its interstate pipelines and other related assets to CrossCountry. On September 25, 2003, the Bankruptcy Court issued an order approving the transfer of the pipeline interests and the related assets from the CrossCountry Enron Parties to CrossCountry and other related transactions, pursuant to the original CrossCountry Contribution and Separation Agreement. That order contemplates that the parties may make certain modifications to the original Contribution and Separation Agreement.\20 The parties are negotiating an Amended and Restated Contribution and Separation Agreement that incorporates certain changes to the original Contribution and Separation Agreement including the substitution of CrossCountry Energy LLC ("CrossCountry LLC") in place of CrossCountry as the holding company owning the pipeline interests.

-------------
19/ "Enron group" includes all of Enron's subsidiaries, whether or not they are Debtors.
20/ Docket No. 13381, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), Oct. 8, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 14560, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Dec. 1, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).

          Pursuant to the Amended and Restated Contribution and Separation Agreement, Enron and certain of its affiliates would contribute their ownership interests in the certain gas transmission pipeline businesses and certain non-utility service companies to CrossCountry LLC in exchange for equity interests in CrossCountry LLC.\21 The closing of the transactions contemplated by the Amended and Restated Contribution and Separation Agreement is expected to occur as soon as possible. It is anticipated that, following confirmation of the Plan and prior to the CrossCountry distribution date, the equity interests in CrossCountry LLC will be exchanged for equity interests in CrossCountry Distributing Company in the CrossCountry Transaction. As a result of the CrossCountry Transaction, CrossCountry Distributing Company will obtain direct or indirect ownership in the Pipeline Businesses and certain services companies described below. CrossCountry LLC's principal assets will, upon closing of the formation transactions, consist of the following:

               o A 100% indirect ownership interest in Transwestern Holdings Company, Inc. ("Transwestern"), which, through its subsidiary Transwestern Pipeline Company, owns an approximately 2,600-mile interstate natural gas pipeline system that transports natural gas from western Texas, Oklahoma, eastern New Mexico, the San Juan basin in northwestern New Mexico and southern Colorado to California, Arizona, and Texas markets. Transwestern's net income for the year ended December 31, 2002 was $20.7 million.

               o A 50% ownership interest in Citrus Corp. ("Citrus"), a holding company that owns, among other businesses, Florida Gas Transmission Company ("FGT"), a company with an approximately 5,000-mile natural gas pipeline system that extends from South Texas to South Florida. An affiliate of CrossCountry operates Citrus and certain of its subsidiaries. Citrus's net income for the year ended December 31, 2002 was $96.6 million, 50% of which, or $48.3 million, comprised Enron's equity earnings. CrossCountry LLC is expected to hold its interest in Citrus through its wholly owned subsidiary, CrossCountry Citrus Corp.

               o A 100% interest in Northern Plains Natural Gas Company ("Northern Plains"), which directly or through its subsidiaries holds 1.65% out of an aggregate 2% general-partner interest and a 1.06% limited-partner interest in Northern Border Partners, L.P. ("Northern Border") a publicly traded limited partnership (NYSE: NBP), that is a leading transporter of natural gas imported from Canada to the Midwestern United States. Pursuant to operating agreements, Northern Plains operates Northern Border's interstate pipeline systems, including Northern Border Pipeline, Midwestern, and Viking. Northern Border also has (i) extensive gas gathering operations in the Powder River Basin in Wyoming, (ii) natural gas gathering, processing and fractionation operations in the Williston Basin in Montana and North Dakota, and the western Canadian sedimentary basin in Alberta, Canada, and (iii) ownership of the only coal slurry pipeline in operation in the United

--------------
21/ Pursuant to the Amended and Restated Contribution and Separation Agreement, Enron, Enron Operation, LP, and Enron Transportation Services Company would contribute their interests in Northern Plains Natural Gas Company, Citrus Corp., CGNN Holding Company, Inc. and their respective pipelines to CrossCountry.

                    States. Northern Border's net income for the year ended December 31, 2002 was $113.7 million, of which $9.1 million comprised Enron's equity earnings.

          These companies have a history of expanding their pipeline systems to meet growth in market demand and to increase customers' access to additional natural gas supplies. These expansions not only provide the individual interstate pipeline businesses with additional net income and cash flow, but also are important factors in maintaining and enhancing their market positions. Historically, the interstate pipeline businesses have undertaken expansions when they are backed by long-term firm contract commitments. In addition, the pipelines have historically made acquisitions to meet market growth and gain access to gas supplies.

          It is expected that the contribution of the interests in the gas pipeline businesses to CrossCountry LLC under the Amended and Restated Contribution and Separation Agreement, in exchange for equity interests in CrossCountry LLC, would be exempt capital contributions under Rule 45(b)(4) under the Act. Agreements among companies in the Enron group to indemnify other Enron group companies in connection with the contribution of these businesses and the financing of the CrossCountry entities would, however, constitute extensions of credit among associate companies under Section 12(b) of the Act and Rule 45(a) thereunder. Intercompany indemnifications are necessary to implement the goal of having all of the pipeline related assets and liabilities at CrossCountry and all of the non-pipeline related assets and liabilities in other entities. Without indemnifications it would not be feasible to carve the assets that will become CrossCountry out of the Enron group because they would bring with them a "tail" of potential liabilities associated with prior dealings in the Enron group. Indemnifications are used to focus the liabilities related to certain events or transactions on the companies most responsible for such events or transactions and, accordingly, they are in the interest of investors, consumers and the public in that they further the rationalization of Enron's complex intercompany relationships and promote the resolution of the chapter 11 process. In most cases, indemnifications would be part and parcel of larger transactions that would be approved by the Bankruptcy Court unless they are considered to be in the ordinary course of business.\22

          In addition, the Amended and Restated Contribution and Separation Agreement contemplates that a tax allocation agreement ("CrossCountry Tax Allocation Agreement") would be entered into among CrossCountry and its subsidiaries and Enron. The CrossCountry Tax Allocation Agreement would comply with the requirements of Rule 45(c) under the Act in all material respects, except that it would permit Enron to receive payment from the subsidiaries filing jointly with Enron for the value of any net operating losses of other tax attributes that resulted in a reduction in the consolidated tax, ratably with any other Enron subsidiary also contributing such tax benefits to the consolidated tax group. Applicants seek authorization to enter into the CrossCountry Transaction consistent with the authorization granted by the Bankruptcy Court and with the terms and conditions of the Amended and Restated Contribution and Separation Agreement, the indemnification agreements, the Tax Allocation Agreement, and

-----------
22/ Portland General does not seek authorization to issue indemnifications on behalf of associated companies other than its direct or indirect subsidiaries.

related financing transactions\23 in connection with the formation of CrossCountry as authorized by the Bankruptcy Court and as described above.

          E.  Other Transactions For Which Relief Is Requested

              1.  Financing Transactions

          Upon Enron's registration under the Act, unless the transaction has been approved by the Commission or is exempt under the Act, Enron and its subsidiaries will be precluded from (i) issuing or selling any security, or (ii) exercising any privilege or right to alter the priorities, preferences, voting power or other rights of any outstanding security.\24 Because "security" is very broadly defined,\25 virtually any issuance of any equity, debt or agreement to pay or guarantee indebtedness or other obligations could be characterized as the issuance and sale of a security for which Commission approval would be required unless a specific exemption is available.\26

          Under Section 6 of the Act, a registered holding company needs to satisfy the criteria of Section 7 of the Act before the Commission will authorize the issuance of any securities. Section 7(c)(1) provides that the SEC shall not authorize the issuance or sale of a security unless such security is either (i) a common stock having a par value and voting rights at least equal to any outstanding security of the company or (ii) a secured bond meeting the criteria specified in the statute. Under Section 7(c)(2), a security may be authorized for the purpose of refunding or exchange, a merger, or other reorganization; for the purpose of financing the business of the public utility; and under subparagraph (D) for necessary or urgent corporate purposes where compliance with paragraph (1) would impose an unreasonable financial burden upon the issuing company and are not necessary or appropriate in the public interest or the protection of investors or consumers.

          Applicants describe below a number of financing transactions that would require Commission authorization under the Act. The Applicants hereby request authorization for these types of transactions. In particular, Applicants request, as described herein, authorization for issuance of securities in connection with Enron's DIP credit facility, intrasystem extensions of credit, Portland General's credit facility and cash management arrangements.

          The securities for which authorization is requested would be issued for the purpose of consolidating and restructuring the Enron group of companies and maintaining Enron's operating

------------
23/ For example, in connection with the contribution of Transwestern Pipeline Company to CrossCountry, a credit agreement between certain banks and Transwestern Pipeline Company would be amended to reflect the new corporate relationships.
24/ See Section 6 (a).
25/ See Section 2(a)(16).
26/ For example, limited amounts of short-term debt are exempted by statute.
Section 6(b) provides that subsection (a) does not apply to the issue, renewal or guaranty by a registered holding company or any of its subsidiaries of any note or draft that (1) is not part of a public offering; (2) matures or is renewed for not more than nine months after the date of such issue, renewal or guaranty thereof; and (3) aggregates, together with any other notes outstanding of nine months maturity or less, not more than 5 percent of the principal amount and par value of the other securities of such company then outstanding. If the common stock has no or penny par value, it will be counted at its "fair value" as of the date of the issue for purposes of Section 6(b).

businesses pending their divestiture under the Plan. Accordingly, these securities are for necessary and urgent corporate purposes. As more fully described below, the securities issued in connection with the DIP financing arrangements are necessary because it would be costly and inefficient to restructure the Second Amended DIP Credit Agreement and Enron currently has limited alternative sources of financing. With respect to securities to be issued by other Debtors, these entities also have limited alternative sources of financing. Further, it would be disruptive to the businesses of the non-Debtor subsidiaries to require them to restructure their existing financing arrangements solely because of their status of a subsidiary of a registered holding company, as such status is likely to be short-lived. Finally, the securities to be issued by Portland General would be issued for the purpose of financing Portland General's business as a public utility company.

          The Commission typically authorizes financings of registered holding companies subject to certain general parameters regarding cost of capital, maturity, issuance expenses, common equity ratio and investment grade ratings. The Applicants propose to make such financing parameters applicable to Portland General, as described in Item 1.E.1.f below. With respect to financings proposed herein that do not involve Portland General, the unique circumstances of such financing arrangements do not lend themselves to such general parameters. For example, the DIP financing arrangements discussed below have already been entered into and have been approved by the Bankruptcy Court. The letters of credit discussed below are not typically made subject to traditional financing parameters. Finally, the cash management arrangements involving Enron are subject to terms specified by the Bankruptcy Court.

                    a. The Debtor-in-Possession ("DIP") Financing Arrangements

          On December 2, 2001, Enron entered into a DIP Credit Agreement with several banks to provide a debtor in possession credit facility of $1.5 billion and a letter of credit subfacility up to the amount of the aggregate available commitment. On December 4, 2001, the Bankruptcy Court entered the Interim DIP Order approving the DIP Credit Agreement on an interim basis and authorizing borrowings and issuances of letters of credit in an amount up to $250 million.\27 The Debtors subsequently determined that, with the exception of the letters of credit, they did not foresee the need to borrow funds in the form or manner as contemplated by the DIP Credit Agreement. Accordingly, the Debtors sought to amend the DIP Credit Agreement and on July 2, 2002, the Bankruptcy Court entered an order authorizing the Debtors to obtain post petition financing through letters of credit only pursuant to the Amended DIP Credit Agreement.\28

        The Amended DIP Credit Agreement essentially permitted the Debtors to obtain up to $250 million in letter-of-credit financing, including a sub-limit of $50 million for the issuance of letters of credit, for the benefit of non-Debtor associates, and to use such letters of credit in the operation of their respective businesses. Pursuant to the terms of the Amended DIP Credit Agreement, Enron deposited $25 million in a letter of credit cushion account maintained at the offices of JP Morgan Chase Bank ("JPMCB"), and each Debtor for whose benefit a letter of

------------
27/ Docket No. 0063, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), Dec. 4, 2001 (U.S. Bankruptcy Court, S.D.N.Y.).
28/ Docket No. 4888, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), July 2, 2002 (U.S. Bankruptcy Court, S.D.N.Y.).

credit is to be issued must place cash collateral in an amount equal to 110% of the face amount of such letter of credit in a separate account maintained at the offices of JPMCB. The Amended DIP Credit Agreement does not require the Debtors to incur any new fees beyond those originally required under the DIP Credit Agreement. The Amended DIP Credit Agreement was scheduled to terminate on June 3, 2003.

          On May 8, 2003, the Bankruptcy Court entered an order approving the extension of the Debtors' post petition financing pursuant to the Second Amended DIP Credit Agreement. The extension decreases the aggregate amount available for letters of credit to $150 million, increases the sub-limit for letters of credit issued for the benefit of non-Debtor associates to $65 million, decreases the amount deposited by Enron in the letter of credit cushion account to $15 million, and decreases JPMCB's and Citicorp's annual fees as collateral agent and paying agent, respectively, to $200,000 each. The Second Amended DIP Credit Agreement is scheduled to terminate on June 3, 2004. Enron paid an extension fee to the DIP Lenders in an amount equal to 0.20% of the aggregate amount available under the Second Amended DIP Credit Agreement. In addition, the Second Amended DIP Credit Agreement provides that Enron would pay a letter of credit fee of 150 basis points on the issued amount of any letter of credit, a commitment fee on the undrawn balance of the letter of credit facility of 50 basis points, a fronting fee on the issued amount of any letter of credit of 25 basis points and an applicable margin on unreimbursed letters of credit of 50 basis points. On February 23, 2004, Enron transmitted notice to the DIP Lenders informing them it had elected to reduce the total commitment under the Second Amended DIP Credit Agreement to $25 million.

          Under the Second Amended DIP Credit Agreement, Enron's obligations are guaranteed by its debtor subsidiaries that are parties to the credit agreement. Each new debtor becomes an additional guarantor under the agreement when an applicability order is entered by the Bankruptcy Court shortly after such entity files a petition under chapter 11. As a non-Debtor, Portland General is not a guarantor under this credit agreement.

          An upstream extension of credit generally would be considered a prohibited transaction under Section 12(a) of the Act.\29 In addition, virtually all the property of Enron and its debtor subsidiaries, including the stock of Portland General, is pledged as collateral to secure the obligations of the borrowers under the credit facility.\30 Had such a pledge been entered into after

--------------
29/ Section 12(a) provides, in part, that it is unlawful for a registered holding company to "borrow, or to receive any extension of credit or indemnity, from any public utility company in the same holding company system or from any subsidiary company of such holding company, but it shall not be unlawful under this subsection to renew, or extend the time of, any loan, credit, or indemnity outstanding on the date of the enactment of this title."
30/ To induce certain financial institutions ("DIP Lenders") to make loans and issue letters of credit to Enron and certain of its subsidiaries after Enron had entered bankruptcy, Enron entered into a Pledge Agreement with JPMCB, as collateral agent, dated December 3, 2001 ("Pledge Agreement"). Under the Pledge Agreement certain collateral was assigned and pledged by Enron to the collateral agent for the benefit of the DIP Lenders. The collateral included a security interest in the common stock of Portland General and all income, profits, distributions, proceeds or payments related thereto. Under the Pledge Agreement voting rights and numerous other rights affecting the power to control Portland General may not be exercised by the collateral agent or its principals unless an event of default has occurred and all governmental and regulatory approvals have been obtained. The Pledge Agreement also provides that the transfer of the Portland General shares to the collateral agent shall not constitute a transfer of title or ownership to the shares. Upon an event of default, as defined in the Pledge Agreement, and the receipt of all required regulatory approvals, the collateral agent may sell the collateral at a public or private sale at a price it deems satisfactory. There are curently no defualts under the Pledge Agreement. Finally, the Pledge Agreement provides that the DIP Lenders will release their lien on the Portland General shares if Portland General is sold. The Bankruptcy Court authorized Enron to enter into this financing arrangement by order dated July 2, 2002. Docket No. 4888, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), July 2, 2002 (U.S. Bankruptcy Court, S.D.N.Y.).

registration, it would have required the authorization of the Commission under
Section 12(d) of the Act.\31

          As of today, Enron has four letters of credit outstanding under the Second Amended DIP Credit Agreement in the approximate aggregate amount of $24.5 million. Applicants seek Commission authorization to continue to obtain letters of credit, or to extend the maturity of previously issued letters of credit, up to an aggregate amount of $25 million under the Second Amended DIP Credit Agreement as now in effect or as it may subsequently be amended or extended by order of the Bankruptcy Court through July 31, 2005. Applicants also request authorization for additional debtors to become guarantors under the agreement when the Bankruptcy Court enters an applicability order with respect to such debtor making the provisions of the Second Amended DIP Credit Agreement applicable to such entity. This request is appropriate under the circumstances because: (a) the agreement was entered into prior to Enron's registration under the Act, (b) it has been approved by the Bankruptcy Court, and (c) post-registration it would be used for a limited purpose that is not likely to adversely affect any Enron subsidiaries. The full cash collateralization of each letter of credit means that, if one is drawn upon it would be covered by cash held by JPMCB. Thus, the DIP Credit Facility will not adversely affect Portland General or Enron's other subsidiaries by subjecting the collateral to foreclosure under the agreement or through a claim under the subsidiary guarantees of the facility.

          It is necessary for Enron to maintain the facility because Enron currently has limited alternative sources of financing and letters of credit are currently required by certain parties, e.g. insurance companies, that will not accept cash collateral or other arrangements to secure Enron's performance obligations under various contracts. The facility also permits Enron to post a letter of credit to secure obligations of the company under trading contracts with counterparties where to post cash collateral would subject the estate to risks associated with the credit of that counterparty. The Second Amended DIP Credit Agreement thereby helps to preserve the assets of the estate for its creditors.

          Although Applicants recognize that the pledge of the Portland General common stock and the subsidiary guarantees of the credit agreement may not have been authorized by the Commission had Enron been a registered holding company at the time the facility was initially agreed, the Commission should authorize the facility as it is now structured and as it may be amended from time to time with the consent of the Bankruptcy Court for purposes of granting waivers, extending maturity dates and similar reasons. The Second Amended DIP Credit Agreement contains terms that are typical of debtor in possession financing arrangements.\32

----------------
31/ The Pledge Agreement for the Portland General shares requires that the creditors obtain all necessary regulatory authorizations, including the authorization of the Commission under the Act, prior to acquiring the Portland General shares or exercising any substantive voting or control rights with respect to Portland General.
32/ See The Columbia Gas System, Inc., Holding Co. Act Release No. 25380 (Sep. 20, 1991). Unlike Enron's DIP facility, however, the Columbia facility was secured only by the debt securities of Columbia's public-utility subsidiary companies. However, although in a different context, in Allegheny Energy, Inc., et al., HCAR No. 27579 (Oct. 17, 2002), the Commission authorized a subsidiary of Allegheny Energy, Inc., Allegheny Energy Supply Company, LLC, to issue debt secured in part by a pledge of the stock of certain of its utility subsidiaries. The Commission determined, among other things, that the financing was necessary in order to enable AE Supply to meet urgent cash requirements.

Lenders to debtors in possession seek extensive collateral and guarantees to secure their loans as a matter of course and it would be disruptive to the business of the estate to attempt to renegotiate this facility with the lenders at this time. An authorization of the facility is similar to the grandfathering of previously issued debt under the Act at the time a company first becomes registered under the Act.\33 Notably, the pledge of the Portland General shares is subject to the receipt of all required regulatory authorizations, including the approval of this Commission, should the lenders seek to foreclose on that stock. The full collateralization of the letters of credit under the facility indicates that there is an exceedingly low probability, if any, that the guarantees or the collateral provisions of the facility would ever be invoked. Accordingly, it is reasonable for the Commission to view the facility as one that does not violate the prohibition in Section 12(a) of the Act regarding the extension of credit from a subsidiary to a registered holding company.

          Despite the broad wording of the prohibition in Section 12(a) of the Act, it appears that the principle concern of Congress was the financial soundness of the public utility subsidiary companies and not non-utility companies. In Section 1 of the Act, for example, various abuses of unregulated holding companies are identified, including "when... securities are issued by a subsidiary public utility company under circumstances which subject such company to the burden of supporting an overcapitalized structure and tend to prevent voluntary rate reductions." The Senate Report that accompanied the adoption of the Act also stressed the need to protect the credit of public utility subsidiaries: "Money raised on the credit of a public-utility company should be devoted solely to the regulated business of that company and not used to finance the speculative activities of those who control it."\34 Apparently, "subsidiaries" were included within the prohibition of upstream loans to holding companies to capture both public utility operating companies and sub-holding companies that were their parents, and not nonutility company operations.\35 The Commission also has authorized the Southern Company ("Southern") to use special purpose subsidiaries to issue certain preferred and debt securities to provide the flexibility necessary to achieve the lowest cost of capital.\36 In that case, the special purpose

------------
33/ Cf. Ameren Corporation, et al., Holding Co. Act Release No. 27645 (January 29, 2003) in which the Commission authorized the continued existence of a non-conforming debt issuance (a CILCO stock pledge to secure the CILCORP Senior Notes) among other things because such debt was already outstanding at the time Ameren acquired CILCO.
34/  Sen. Rep. 621, 74th Cong., 1st Sess., p.34.
35/ Report of National Power Policy Committee on Public Utility Holding Companies, 74th Cong. 1st Sess. Cong. Record, June 27 1935, at 10323 ("Loans by operating companies are sometimes called upstream loans."); House Rep. No. 1318, 74th Cong. 1st Session, June 24, 1935 (characterizing the "flat prohibition" of
Section 12(a) as applying to public utility company "upstream loans" and stating that "[r]egulation of intercompany transactions is provided to prevent the milking of operating companies for undue advantage to the controlling holding companies . . . Section 12 covers other intercompany transactions detrimental to operating companies."; 74th Cong. Com. Interstate Commerce, Hearings on S. 1725 (April 26-29, 1935), at 59 ("flat prohibition" of "upstream loans" applies to public utility companies"). These arguments were advanced persuasively by the Southern Company in an application for authorization to restructure some nonutility interests. The restructuring involved an indemnification of Southern by its nonutility subsidiary that the Commission found not to violate Section 12(a) based on the intent demonstrated in the legislative history to protect public utility subsidiaries. The Southern Company, Holding Co. Act Release No. 27303 (Dec. 15, 2000).
36/  The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000).

subsidiary would be held directly or indirectly, through a financing subsidiary, by Southern. The special purpose subsidiary would lend, dividend or otherwise transfer the proceeds to Southern or to an entity designated by Southern. Southern or the intermediate financing subsidiary would guarantee the obligations of the special purpose subsidiary.\37 In that matter the Commission focused on the substance of the transaction and not its form in determining that
Section 12(a) was not violated.\38

          This precedent demonstrates that where the public utility subsidiaries of a registered holding company are not harmed by an upstream extension of credit, Section 12(a) of the Act would not be violated.

                    b. Pre-Petition Letters of Credit

          In a limited number of instances, the Debtors may be obligated on reimbursement agreements in connection with certain letters that are still outstanding and which the issuing bank may choose to extend, without the consent or involvement of a Debtor. This renewal is beyond the control of the Debtors and the Debtors do not take any affirmative action in connection with such renewal. Absent such a renewal, the beneficiary of the letter of credit would have a right to draw on the letter of credit, to the detriment of both the lender that issued the letter of credit and the Debtors who have a pre-petition reimbursement obligation to such lenders. To the extent necessary, Applicants seek Commission authorization for such involuntary extension of the maturity of any such letter of credit.

                    c. Enron Cash Management

          Enron has managed its cash on a centralized basis with funds loaned to or from Enron and to or from certain subsidiaries. As discussed in the Disclosure Statement, prior to the Initial Petition Date, Enron's automated banking arrangements caused cash to be transferred on a daily basis from certain collection accounts for certain domestic subsidiaries to an Enron concentration account. Funding for disbursement accounts was also provided on an automated basis. The cash transfers were reflected as intercompany receivables, or payables as the case may be, from an accounting perspective. As reported by the ENA Examiner, the net cash activity from ENA

------------
37/ The intermediate financing subsidiary would be used to segregate financings for the different particular business activities of Southern.

38/ The Commission noted:
            The Financing Subsidiaries will essentially serve as "conduits" to allow Southern to raise capital for itself and the business operations of its subsidiaries. The securities issued by the Financing Subsidiaries will be guaranteed by Southern and are designed to be the functional equivalent of securities issued by Southern. Each Financing Subsidiary's sole source of credit support will be Southern. The fact that Financing Subsidiaries will obtain funds on the credit of Southern and remit those funds to Southern does not amount to the Financing Subsidiaries' lending their credit or making a loan to Southern. We find that transfers by the Financing Subsidiaries of the proceeds from the issuances of the Proposed Securities to Southern that are booked as loans will not in fact constitute loans or extensions of credit within the meaning of
            Section 12(a) and, accordingly, do not violate its prohibition against these transactions.

following the Initial Petition Date resulted in an intercompany receivable of approximately $481 million to ENA from Enron. Enron has discontinued this automated process.

          On February 25, 2002, after notice and a two-day evidentiary hearing, the Bankruptcy Court entered the Amended Cash Management Order, which was proposed by the Creditors' Committee with the consent of the Debtors. The Amended Cash Management Order authorizes the Debtors to continue using their centralized cash management system, subject to certain amendments. The amendments include, without limitation, a temporary prohibition on cash transfers from ENA to affiliates (later permanently extended by separate order) and a grant of adequate protection for intercompany transfers in the form of superpriority Junior Reimbursement Claims or Junior Liens, as defined below.\39

          The Amended Cash Management Order provides:

               Notwithstanding any other Order of the Court, and as adequate protection for each Debtor for the continued use of the Centralized Cash Management System, to the extent that any Debtor transfers (or transferred) property (including cash) following the Petition Date (the "Adequately Protected Debtor") to or for the benefit of any other Debtor (the "Beneficiary Debtor"), with an aggregate fair value in excess of the aggregate fair value of property (including cash) or benefit received by the Adequately Protected Debtor from the Beneficiary Debtor following the Petition Date, then...(a) the Adequately Protected Debtor shall have (x) an allowed claim against the Beneficiary Debtor for the fair value of property (including cash) or benefit transferred (net of any reasonable expenses for overhead or other services reasonably allocated or reasonably charged to the Adequately Protected Debtor), under Sections 364(c)(1) and 507(b), having priority over any and all administrative expenses of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code, which claim shall bear interest at the Prevailing Rate...for the period accruing from and after the date such claim arises until repayment thereof (collectively, the "Junior Reimbursement Claim") and (y) a lien on all property of the Beneficiary Debtor's estate under Section 364(c)(3) of the Bankruptcy Code securing such Junior Reimbursement Claim ("Junior Lien"). . . .

Amended Cash Management Order,P. 5(a).

        Such Junior Reimbursement Claims and Junior Liens are junior and subject and subordinate only to the superpriority claims and liens granted to the DIP Lenders and their agent in respect of the Debtors' DIP obligations, and thus provide extensive protections to the Debtors

-------------
39/ Docket No. 0034, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), Dec. 3, 2001 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 1666, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Feb. 25, 2002 (U.S. Bankruptcy Court, S.D.N.Y.) ("Amended Cash Management Order"). These orders are attached hereto as Exhibits J-3 and J-4.

and their creditors. The rate for notes entered into in connection with such loans bear interest at the rate of one-month LIBOR plus 250 basis points, measured on the first day of the month.

          Although the Debtors are not substantively consolidated under chapter 11, for purposes of administering the estate and resolving the claims against the Debtors, the Debtors' chapter 11 cases are jointly administered and a global compromise and settlement has been reached among the Debtors, the ENA Examiner and the Creditors' Committee to treat the Enron group as a whole for some purposes.\40 Loans under the Amended Cash Management Order, therefore, are consistent with the interests protected under the Act and should be authorized by the Commission when entered into consistent with the authorization of the Bankruptcy Court.

          Applicants seek Commission authorization to continue to borrow and lend funds between associated companies in accordance with the Amended Cash Management Order as such order may be amended by the Bankruptcy Court. Such loans are necessary and appropriate in the public interest and the interest of investors and consumers to further the efficient resolution of the Debtors' chapter 11 cases. It would not be practical to cease using the financing flexibility provided by the Amended Cash Management Order and, for example, rely solely on the Second Amended DIP Credit Agreement. That facility is now only for letters of credit and to amend it into a borrowing facility would require extensive negotiations with banks. More importantly, however, to replace the intrasystem loans with an amended DIP loan facility would be detrimental to the estates. The estates would incur fees, expenses and encumbrances in borrowing from banks that they can avoid by borrowing internally. Given the joint administration of the Debtors in these chapter 11 cases, it is appropriate that the Amended Cash Management Order provide, as it does, a means for jointly financing these entities. Furthermore, without such loans Enron's ability to operate its business and its work of selling, restructuring and disposing of assets would be significantly impaired. The superpriority Junior Reimbursement Claims and Junior Liens with respect to loans made under the Amended Cash

------------
40 Substantive consolidation is a judicially created equitable remedy whereby the assets and liabilities of two or more entities are pooled, and the pooled assets are aggregated and used to satisfy the claims of creditors of all the consolidated entities. Typically, substantive consolidation eliminates intercompany claims and any issues concerning ownership of assets among the consolidated entities, as well as guaranty claims against any consolidated entity that guaranteed the obligations of another consolidated entity. Given the extent and difficulty of the relevant factual and legal issues relating to substantive consolidation, in an effort to resolve the numerous inter-estate issues without protracted and expensive litigation, the Debtors, the ENA Examiner and the Creditors' Committee forged a global compromise and settlement predicated upon a negotiated formula, as a proxy for resolving all such issues, distributing value to creditors based on hypothetical cases of substantive consolidation and no substantive consolidation. Specifically, under the global compromise of numerous inter-estate issues embodied in the Plan, except with respect to the Portland Debtors, distributions of Plan Currency will be made on account of Allowed General Unsecured Claims, Allowed Guaranty Claims, and Allowed Intercompany Claims based on agreed percentages being applied to two scenarios for making distributions: (i) substantive consolidation of all of the Debtors or (ii) substantive consolidation of none of the Debtors. Accordingly, for example, subject to certain adjustments, a holder of an Allowed General Unsecured Claim (except a holder of an Allowed General Unsecured Claim against the Portland Debtors) will receive the sum of (a) 30% of the distribution such Creditor would receive if the Debtors' estates, other than the estates of the Portland Debtors, were substantively consolidated, but notwithstanding such substantive consolidation, one-half of Allowed Guaranty Claims were included in such calculation and (b) 70% of the distribution such Creditor would receive if the Debtors were not substantively consolidated. As noted, the 30/70 weighted average is not a precise mathematical quantification of the likelihood of substantive consolidation of each Debtor into each of the other Debtors, but, instead, a negotiated approximation of the likely recoveries if numerous inter-estate issues, including substantive consolidation, were litigated to judgment as to all Debtors.

Management Order assure that the Adequately Protected Debtor's claim to the funds loaned will be secure and, accordingly, such loans do not raise the concerns of "milking" associate companies of necessary capital that Section 12(a) of the Act was intended to prevent. There is every expectation that these loans will be repaid in full.\41 Portland General is not a lender to Enron or any other Enron group company under the Amended Cash Management Order or otherwise and will not make loans under the authorization requested herein.

                    d. Portland General Cash Management Agreements

          Portland General has entered into agreements with its wholly-owned subsidiaries for cash management. Under the agreements, Portland General periodically transfers from the bank accounts of each subsidiary any cash held in the subsidiary's bank account. If the subsidiary has cash needs in excess of any amount remaining in the account, upon request, Portland General transfers the required amount into the subsidiary's bank account. Portland General does not pay interest on the amounts transferred from a subsidiary's account unless the closing balance of the amount transferred at the end of any month exceeds $500,000. Any interest paid is at an annual rate of three percent (3%) and is retained by Portland General until returned to the subsidiary to meet its cash needs. All administrative expenses are borne by Portland General. Portland General seeks authorization to continue to perform under such cash management agreements. As noted in note 41, supra, the cash management agreements, like typical money pools, permit the efficient use of cash resources.

                    e. Global Trading Contract and Asset Settlement and Sales Agreements

          Certain settlement agreements and asset sales entered into by Enron and its subsidiaries may involve extensions of credit among associate companies subject to Section 12(b) of the Act and Rule 45(a). Enron's subsidiaries were extensively engaged in the retail and/or wholesale trading in various commodities including, but not limited to, energy, natural gas, paper pulp, oil and currencies. Subsequent to the bankruptcy filings, these companies now are engaged in settling these contracts with unaffiliated counterparties under a settlement process approved by both the Creditors' Committee and the Bankruptcy Court. The settlement agreements often take the form of global contract or asset settlements whereby several Enron subsidiaries seek to settle numerous retail or wholesale trading and related contracts or claims to assets with a group of related counterparties. Settlements of energy trading contracts entered into by Portland General are not addressed in this section. To the extent Portland General is engaged in a dispute over such a contract, it would resolve that matter independently, without the participation of other Enron group companies. In addition, asset or stock sale agreements may be entered into between Enron and/or its subsidiaries and unaffiliated counterparties. The settlements and sales may involve extensions of credit among associate companies, guaranties and indemnifications. Some of the claims resolved in these settlements are in-the-money to the settling Enron companies (i.e., money is owed to the settling Enron companies), and others (which will be resolved through the claims process and result in distributions after the approval of the Plan) are out-of-the money (i.e., money is owed by the settling Enron companies to the settling counterparty companies).

------------
41 The cash management arrangements for which Enron seeks authorization herein permit the efficient use of the cash resources of the Enron group, without any adverse effect on Portland General. The Commission has authorized other cash management arrangements that permit the efficient use of cash resources, such as money pools, as a matter of course. See, e.g., NiSource Inc. et al., Holding Co. Act Release No. 27789 (Dec. 30, 2003).

Under a settlement agreement, or asset or stock sale agreement, the value associated with a group of contracts or claims may be netted into a single aggregate payment to be paid to the appropriate debtor(s) to resolve all claims between the settling Enron companies and the settling counterparty companies. When the settling Enron companies are receiving a single aggregated payment, the proceeds are typically held in segregated accounts as required by Bankruptcy Court orders pending a determination by the Bankruptcy Court on the proper allocation of settlement proceeds among the Enron group companies that participated in the settlements. If the Enron group is making a net settlement payment (which will occur in accordance with the claims procedures and after the approval of the Plan), similarly, the payment may be made from one company's central account on behalf of all settling Enron group companies. Although undefined at the time of the settlement, each settling company presumably has some right to a portion of the settlement proceeds or a liability for a portion of the settlement payment, so, arguably, collecting or paying the funds centrally would create a form of an intercompany extension of credit, but only as a result of allocation findings by the Bankruptcy Court and not as a result of intended extensions of credit among associated companies. Applicants seek to continue to execute settlement agreements and asset or stock sale agreements in this fashion, as it is the most efficient manner of resolving numerous complex claims and converting them to cash. It would be much less efficient for the creditors to first litigate the allocation of claims among the numerous Enron subsidiaries and then to negotiate individually with counterparties to settle these claims individually. Any settlement or sale proceeds or costs aggregated as a result of a settlement will be allocated among the Enron companies as required by the Bankruptcy Court.

                    f. Portland General Short-Term Financing

          Portland General is subject to the jurisdiction of the OPUC with respect to the issuances and sales of securities with maturities of one year or longer. Accordingly, the issuance of securities by Portland General to finance the utility's business with a maturity of one year or longer would be conducted pursuant to the authorization of the OPUC and in reliance on the exemption provided by Rule 52(a) under the Act. However, upon Enron's registration under the Act, Commission authorization would be required for Portland General to issue debt with a maturity of less than one year. Such securities are not required to be authorized by the OPUC and the exemption provided by Rule 52(a), therefore, would not be applicable.\42

          Portland General requests authorization to issue short-term debt in accordance with an existing short-term revolving credit facility with certain banks under the terms and conditions described below. In addition, Portland General requests authorization, through July 31, 2005, to issue short-term debt in the form of institutional borrowings, bid notes and commercial paper as necessary to supplement or replace the short-term revolving credit facility. Portland General also requests authorization to issue letters of credit to provide credit support for trading contracts and other uses.

          All issuances of short-term debt would not exceed $350 million in aggregate principal amount outstanding and pricing and other terms at the time of issuance will be comparable to issuances by companies with comparable credit ratings and credit profile with respect to debt

--------------
42/ As indicated above, issuance of such securities would be subject to approval of the Federal Energy Regulatory Commission. Portland General currently has FERC authorization to issue short-term debt up to $550 million.

having similar maturities.\43 In addition, Portland General will not issue any additional short-term debt if Portland General's common stock equity as a percentage of total capitalization is less than 30%, after giving effect to the issuance. The effective cost of capital on short-term debt will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital on short-term debt exceed 500 basis points over the London Interbank Offered Rate ("LIBOR").

          Portland General further commits that it would not issue short-term debt under the authorization requested herein unless, at the time of issuance,
(i) the security to be issued, if rated, is rated investment grade, and (ii) all outstanding securities of the issuer that are rated are rated investment grade, in each case by at least one nationally recognized statistical rating organization.\44 Applicants request that the Commission reserve jurisdiction over the issuance by Portland General of any short-term securities that are rated below investment grade pending completion of the record.

          Under the terms of Portland General's $150 million 364-day revolving credit facility ("Facility"), Portland General currently has approximately $145 million available borrowing capacity. Portland General may borrow, repay and reborrow pursuant to the Facility for a period lasting through May 27, 2004. The Facility is secured by Portland General's first mortgage bonds. The security gives the lenders under the Facility pari passu status with Portland General's first mortgage bondholders.

          Portland General may obtain ratable advances in the form of either a Floating Rate Advance or a Eurodollar Ratable Advance, or both, from each lender under the Facility in proportion to the ratio that the lender's respective commitment bears to the Aggregate Commitment, as provided below. Portland General may also obtain facility letters of credit in an aggregate amount not to exceed the lesser of (a) $100 million, and (b) the Aggregate Commitment of all the Lenders, as changed from time to time pursuant to the terms of the Facility, provided that the Aggregate Outstanding Credit Exposure of the Lenders shall not exceed the Aggregate Commitment. All outstanding letters of credit executed before the effective date of the Facility are deemed to have been issued pursuant to the Facility.

            Lender                           Commitment Amount
            ------                           -----------------

      (i) Bank One, N.A.                        $45,000,000
      (ii) U.S. Bank National Association       $40,000,000
      (iii) Wells Fargo Bank, N.A.              $30,000,000

--------------
43/ The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to Portland General's requested authorization would not exceed the greater of (i) 5% of the principal or total amount of the security being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by companies of reasonably comparable credit quality.
44/ The term "nationally recognized statistical rating organization" shall have the same meaning as in Rule 15c3-1(c)(2)(vi)(F), 17 CFR 240.15c3-1(c)(2)(vi)(F).
Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB, with some ratings also including a + or - to further differentiate creditworthiness. Moody's Investors Service uses the ratings Aaa, Aa, A and Baa to denote investment grade long-term debt.

      (iv) Washington Mutual Bank               $25,000,000
      (v) Sterling Savings Bank                 $10,000,000
                                               ------------
      Total Aggregate Commitment               $150,000,000

          The per annum interest rate for Floating Rate Advances under the Facility is equal to the sum of (a) the higher of (i) the interest rate announced by Bank One as its Prime Rate and (ii) the sum of the Federal Funds Effective Rate\45 plus 0.5% per annum, plus (b) the Base Rate Applicable Margin as set forth in a Pricing Schedule to the Facility. The interest rate for Eurodollar Ratable Advances under the facility is equal to the sum of (a) the quotient of (i) the Eurodollar Base Rate\46 applicable to the Eurodollar Interest Period, divided by (ii) one minus the Reserve Requirement (expressed as a decimal) applicable to the Eurodollar Interest Period, plus (b) the Eurodollar Applicable margin as set forth in the Pricing Schedule of the Facility. A Facility fee of 0.25% per annum is charged on the commitment amount, whether it is used or unused, and a letter of credit fee of 1.25% per annum is charged on the undrawn stated amount available under an issued letter of credit. The Facility fee and letter of credit fee are set forth in a Pricing Schedule to the Facility and change based on senior secured debt ratings of Portland General. Portland General must also pay to each letter of credit issuer (a) a fronting fee in an amount agreed to by Portland General and the issuer, and (b) documentary and processing charges in connection with the issuance or modification of and draws under the letter of credit.

          Portland General is financially sound. As of the end of the September 30, 2003 fiscal quarter, Portland General had 52% common stock equity as a percentage of total capitalization.\47 Portland General's secured and unsecured debt ratings are presently investment grade from both Moody's Investors Service ("Moody's") and Standard and Poor's ("S&P"). Fitch Ratings ("Fitch") rates Portland General's secured debt at investment grade and unsecured debt at below investment grade. Portland General's credit ratings as of September, 2003 are as follows:

         ------------------------------------------------------------
                                 Moody's      S&P         Fitch
         ------------------------------------------------------------
          First Mortgage Bonds   Baa2         BBB+        BBB-
         ------------------------------------------------------------
          Senior Unsecured Debt  Baa3         BBB         BB
         ------------------------------------------------------------
          Preferred Stock        Ba2          BBB-        B+
         ------------------------------------------------------------
          Commercial Paper       Prime-3      A-2         Withdrawn
         ------------------------------------------------------------

          Portland General proposes to use funds raised under the short-term authorization requested herein for general corporate purposes, including (i) financing, in part, investments by

-------------
45/ The term "Federal Funds Effective Rate," as used in the above discussion of Portland General's short-term borrowing facilities, is the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal fund brokers on that day, as published for that day by the Federal Reserve Bank of New York, or if the rate is not so published on a business day, the average of the quotations at approximately 10:00 a.m. (Chicago time) on that day received by Bank One from three Federal funds brokers of recognized standing.
46/ The term "Eurodollar Base Rate," as used in the above discussion of Portland General's short-term borrowing facilities, is the applicable British Bankers' Association Interest Settlement Rate for deposits in U.S. dollars appearing on Reuters Screen FRBD as of 11:00 a.m. (London time) two business day prior to the first day of the applicable Eurodollar interest period, and having a maturity equal to such interest period.
47/ For purposes of this measure, capitalization is defined as the sum of common stock equity, preferred stock, and long and short-term debt.

and capital expenditures of Portland General, (ii) financing the working capital requirements of Portland General, (iii) funding future investments in subsidiary companies, and (iv) repaying, redeeming, refunding or purchasing any securities issued by Portland General. Portland General also may issue letters of credit to provide credit support for trading contracts and other uses, but would not use any financing authorized herein for businesses other than those conducted by Portland General and its subsidiaries. Portland General is restricted, without prior OPUC approval, from making dividend distributions to Enron that would reduce Portland General's common equity capital below 48% of total capitalization (excluding short-term borrowings).\48

          Portland General also seeks authorization to issue additional short-term debt generally in the form of, but not limited to, institutional borrowings, commercial paper and bid notes as may be necessary to replace, extend, rearrange, modify or supplement the Facility described above. Portland General may sell commercial paper, from time to time, in established U.S., Canadian or European commercial paper markets. Such commercial paper would be sold through agents at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the agents placing the commercial paper for Portland General will offer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

          Within the financing parameters described above, Portland General also may establish bank lines of credit, directly or indirectly through one or more financing subsidiaries. Loans under these lines will have maturities of less than one year from the date of each borrowing. Alternatively, if the notional maturity of short-term debt is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under US generally accepted accounting principles. Portland General also proposes to engage in other types of short-term financing generally available to borrowers with comparable credit ratings and credit profile, as it may deem appropriate in light of its needs and market conditions at the time of issuance, provided that any such issuance of short-term debt complies with the financing parameters included herein.

--------------
48/ See Exhibit L, Portland General Electric Company, Quarterly Report on Form 10-Q filed on November 20, 2003 (SEC File No. 1-5532-99).

                    g. Foreign Assets

          Enron's foreign pipeline, gas and electricity distribution and power generation assets typically have FUCO status or exempt wholesale generator ("EWG") status at the project level. Enron has prepared and filed or is in the process of preparing FUCO certifications to obtain FUCO status for the Enron holding companies that hold a number of these projects. Most of these holding companies were formed to hold assets along geographical lines (e.g., Enron South America LLC holds many of the Enron interests in South American projects). A FUCO exemption at the holding company level exempts many transactions relating to these foreign projects, such as dividends, reorganizations, financings and investments, from regulation under the Act. Many of the foreign assets will likely be transferred into Prisma. As indicated above, the shares of Prisma may be distributed to creditors in connection with the implementation of Enron's chapter 11 plan or Prisma may be sold and the proceeds will then be distributed to creditors.

          Some Enron group companies, however, may be related to the business of Prisma, but may not qualify for FUCO status because they may not directly or indirectly own or operate foreign utility assets. Such companies may, for example, have loans outstanding to a FUCO or a subsidiary of a FUCO. In other cases, such as settlements or asset reorganizations, the securities of a FUCO may be acquired by Enron group companies. Accordingly, the Enron group companies request authorization under Section 33(c) and Rule 53(c) thereunder, to issue new securities for the purpose of financing FUCOs (or to amend the terms of existing financings) and to acquire FUCO securities in connection with financings, settlements and reorganizations. Applicants request that authorization for purposes of financing new investments in their existing foreign utility operations be limited to $100 million. Authorization to restructure or refinance existing FUCO investments would not be limited.\49 Any FUCO financings would be conducted principally to maintain and preserve the value of the foreign assets in the bankruptcy estate and not to develop any significant new projects. Proposed or amended financings would not adversely affect Enron's financial condition and would be entered into with Bankruptcy Court approval, if required to the extent such transactions are not in the ordinary course of business. There will be no impact on Portland General associated with the formation or financing of Prisma.

          Enron seeks Commission authorization for the issuance of securities by FUCO financing subsidiaries as described above. Under Rule 53(c), an applicant, such as Enron, that is unable to satisfy the requirements of paragraphs (a) and
(b) of Rule 53,\50 must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an EWG, or the guarantee of a security of an EWG:

-------------
49/ As an example of the type of existing FUCO investment that Applicants may need to restructure, Enron's subsidiary Elektro (a Brazilian electricity distribution company) has been capitalized, in large part, by loans that run through another Enron subsidiary, Enron Development Funding Ltd. These loans must be restructured for regulatory reasons, to reduce foreign exchange volatility and to free up significant cash available at Elektro for distribution. These intercompany loans are sizeable and exceed $400 million in principal amount.
50/ The lack of reliable historical financial information makes an attempt to quantify Enron's "aggregate investment" in FUCOs, within the meaning of Rule 53(a), impracticable.

               (1) Will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

               (2) Will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

          The Commission has typically applied the standards of Rule 53(c) to the financing of FUCOs in much the same manner as it is applied to EWGs. The proposed FUCO financing will not have a substantial adverse impact on the financial integrity of the Enron group. The purpose of the proposed financings is not to invest significant additional sums in FUCOs, but to support existing FUCO projects to maximize their value for the Debtors' estate and to restructure existing financing arrangements as necessary to tailor each financing to the financial condition of the underlying assets. Unsound financing that cannot be supported by the cash flow of underlying assets will be novated or restructured as appropriate and consistent with maximizing the value of the estate.\51 The proposed financing should therefore be authorized because it is expected to have a positive impact on the financial condition of the Enron group.\52 Because Enron is liquidating, this proposal is significantly different from the typical request for FUCO financing authority where the applicant seeks to invest substantial funds for the purpose of expanding its foreign utility business.

          The proposed FUCO financing also will not have an adverse impact on Portland General or its customers or on the ability of state commissions to protect such subsidiary or customers. Portland General will not contribute any portion of the funding for the FUCO investments. Portland General is managed and operated in a substantially autonomous manner. It has an investment grade credit rating, its own credit facility and it has a substantial level of equity in its capital structure. Portland General also has adequate financial resources to support its capital expenditures and operating budget. See Exhibit H to the disclosure statement, annexed as Exhibit Q hereto. The proposed FUCO investment will not have an impact on Portland General. This view is confirmed in a letter dated June 23, 1997 in which the OPUC states that it does not object to Enron's proposed FUCO investments and that such investments would not adversely affect Portland General. The letter is included in this Application as Exhibit P.

               2.  The Sale of Non-Utility Companies

          The Debtors, non-Debtor associates, and certain other related companies have completed a number of significant asset sales during the pendency of the chapter 11 cases, resulting in gross consideration to the Debtors' bankruptcy estates, non-Debtor associates, and certain other related companies aggregating approximately $3.6 billion. These asset sales have been completed by numerous Debtors, non-Debtor associates, and other related companies, and the sale proceeds have, in certain instances, been used to repay indebtedness or other claims, and may be further subjected to a variety of claims from related and unrelated parties. In many instances, proceeds from these sales are segregated, or in escrow accounts, and the distribution of

------------
51/ See, e.g., Allegheny Energy, Inc., et al., Holding Co. Act Release No. 27797 (Feb. 3, 2004).
52/ As applicable to debtors in possession in general, any investment in a FUCO that is outside the ordinary course of business would require Bankruptcy Court authorization.

such proceeds will require either consent of the Creditors' Committee or an order of the Bankruptcy Court.

          In most cases, the sale transactions are for all cash consideration. Cash sales of non-utility businesses do not require Commission authorization. Some sales, however, may involve the acquisition of a security from the purchaser or the company being sold. A security would be accepted only when the transaction could not otherwise be negotiated for all cash consideration. For example, a purchaser may insist on an escrow of part of the sales proceeds to cover claims that may arise post-sale under an indemnification agreement. To give the seller a secured interest in the escrow, the purchaser would issue a note to the seller in the amount of the escrow with a right to set off amounts due under the note for allowed claims under the indemnification agreement. For the most part, the Debtors would seek to convert securities into cash. Any security not converted into cash by the time the assets of the estates are distributed to creditors would reside in the Remaining Assets Trust, and creditors would receive an interest in that liquidating trust.

          Indemnifications and guarantees by and between companies in the Enron group also may be part of the sale of non-utility assets, non-utility securities or settlements on claims with third parties. In the case of sales to third parties, indemnifications are capped at no more than the amount of the sale proceeds received by the seller. Applicants request indemnification and guarantee authority to provide them with the flexibility to manage the process of selling the assets of the estates in a manner that would maximize their value.\53

          The acquisition of securities and the indemnification or other extension of credit among affiliates generally requires SEC authorization under Sections 9, 10 and 12(b) of the Act and Rule 45(a) thereunder. Applicants seek authorization for transactions involving the acquisition of securities, indemnifications and guarantees described above as they would occur in the context of the sale of any Enron group company\54 (except Portland General) if such sale is (i) in the ordinary course of business of a debtor in possession (directly or indirectly through debtor or non-debtor subsidiaries) or, (ii) is authorized by the Bankruptcy Court. The acquisition of securities in such circumstances is appropriate in the ordinary course of business of a debtor in possession within the meaning of Section 9(c)(3) of the Act. The transparent sale process supervised by the Bankruptcy Court and the Creditors' Committee assures that value is maximized for creditors and justifies the Commission's flexible authorization of these transactions.

------------
53/ In Xcel Energy, Inc., the Commission authorized cross-indemnification "solely to facilitate the divesture of NRG and to preserve the responsibility for these costs that NRG bears as a subsidiary of Xcel." Holding Co. Act Release No. 27736 (Oct. 10, 2003). Considering "the substance of [the] transaction over its form," and finding that the reciprocal agreements did not involve a proposal to borrow or to receive "any extension of credit or indemnity," the Commission allowed the proposal. In the present proposal, Applicants similarly request cross-indemnification merely to "untangle the network of obligations and exposure to which [the estates are] subject" and thus facilitate the sale of assets in an efficient manner. Id. See also, The Southern Company, et al., Holding Co. Act Release No. 27303 (Dec. 15, 2000) and The Southern Company, et al., Holding Co. Act Release No. 27698 (July 18, 2003). See also notes 35 to 38, supra and accompanying text.
54/ In addition, litigation with respect to claims may result in an Enron group company receiving the securities of a party to the litigation as a settlement or a judgment. Applicants request authorization to acquire securities in this context also, where the litigation is in the ordinary course of business of a debtor in possession.

          Generally, as a method to maximize value for the creditors of the Debtors and non-Debtor associates from a sale of assets, the selling Debtors and non-Debtor associates will execute a "stalking-horse" purchase agreement with a purchaser and then, pursuant to a Bankruptcy Court bidding procedures order, conduct an auction for the sale of such assets whereby bidders are invited to submit bids on terms that are higher or better than the terms under the stalking-horse agreement. Many times a break-up fee is payable to the stalking-horse purchaser upon the closing of a sale to another bidder. Sometimes assets are sold without a stalking-horse auction in a "private sale" when the Debtors determine that such an auction is impracticable or would not likely maximize value for the creditors.

          The transactions proposed herein would not involve indemnifications or guarantees made by Portland General and would not have an adverse impact on that company. In addition, the Commission's continuing ability to participate in the chapter 11 process through its rights under Section 1109 of the Bankruptcy Code assures that it can be heard on these transactions.

               3. Dividends Out of Capital or Unearned Surplus

          The Act prohibits the declaration and payment of dividends out of capital or unearned surplus. Certain of the Applicants, in particular certain limited partnerships make cash distributions portions of which are deemed to be a return of partners' capital. The Act also restricts the acquisition, retirement and redemption of securities by an issuer when the security is acquired, retired or redeemed from an associated or affiliated entity. In this section, Applicants request general relief from the dividend and acquisition, retirement and redemption restrictions under Section 12(c) of the Act and the rules thereunder as necessary in furtherance of the chapter 11 process to reorganize and reallocate value in the Enron group that will ultimately be distributed to creditors, except for any such transaction involving Portland General. Applicants also request specific relief for one subsidiary company, Northern Border Partners, relating to distributions of Available Cash (as defined herein) that are largely to be received by the public unit holders of this non-debtor subsidiary.

          Northern Border Partners, a limited partnership with ninety-one percent (91%) of its partnership interests held by the public, owns and operates interstate gas pipelines, gas gathering and other related facilities not involving distribution at retail. Northern Border Partners makes regular quarterly distributions to its unit holders that, for accounting reasons, are in part distributions out of the partners' capital, even though they are derived entirely from operating cash flow. These distributions raise the issue under Rule 46 with respect to whether they may be made without prior Commission authorization if they are deemed in part to be a dividend out of capital or unearned surplus. A failure to make a regular quarterly distribution because Commission authorization was not obtained would be extremely damaging to Northern Border Partners' reputation with existing and potential investors as well as rating agencies, analysts, etc., and place it at a competitive disadvantage vis-a-vis other master limited partnerships.

          Dividends out of capital may be paid by companies in dissolution, or to transfer the proceeds of a financing or asset sale to a parent company, or to wind up their affairs, through periodic and liquidating distributions. The Commission generally grants registered holding company non-utility subsidiaries authorization to pay dividends out of capital or unearned surplus where to do so would not violate applicable corporate law (or in the case of Northern

Border Partners, partnership law) and any financing covenants to which the payor is subject.\55 The Applicants seek an exception from the dividend restrictions under the Act as applied to all non-utility subsidiaries in the Enron group subject to the conditions noted above.\56

          The Applicants represent that they will pay dividends and distributions in accordance with applicable law, and will comply with the terms of any agreements that restrict the amount and timing of distribution to investors. For example, distributions made by Northern Border Partners are controlled by Section 17-607 of the Delaware Revised Uniform Limited Partnership Act. Section 17-607 provides that a limited partnership may not make a distribution that would cause its liabilities to exceed its assets. See 6 DEL. CODE ANN. ss. 17-607(a). Any capital distributed by Northern Border Partners pursuant to the authorization sought hereunder would be paid in accordance with state law, and thus, would not cause Northern Border Partners' liabilities to exceed its assets. Furthermore, Northern Border Partners makes its quarterly scheduled distributions in accordance with its Amended and Restated Partnership Agreement, dated October 1, 1993 (the "Partnership Agreement"). The Partnership Agreement requires an amount equal to one hundred percent (100%) of the partnership's Available Cash to be paid to Northern Border Partners' interest holders on a quarterly basis. Available Cash is defined under the Partnership Agreement to include cash derived from all sources including partnership holdings, financings and sale of assets and any reductions in a reserve with respect to such quarter from the level of reserve at the end of the prior quarter less cash that is used for operating expenses, taxes, debt service payments, capital expenditures, equity contributions and increases to reserves, including reserves for distributions with respect to one or more of the next four calendar quarters.\57 Reserves are made for distributions in order to prudently manage fluctuations in Available Cash. Therefore, if permitted, any distribution of payments from Available Cash will be in accordance with Northern Border Partners' duties under the Partnership Agreement and will not impair Northern Border Partners' ability to meet its obligations, anticipated expenses or liabilities.

          The Commission has previously approved the payment of dividends out of capital or unearned surplus by registered holding companies when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities. See Entergy Corp., Holding Co. Act Release No. 26534 (June 18,
1996); Northeast Utilities, Holding Co. Act Release No. 27529 (May 16, 2002); Excel Energy, Holding Co. Act Release No. 27597 (November 7, 2002). Because the purpose of Rule 46 is to protect utility operating companies, and not diversified non-utility enterprises, the

-------------
55/ See NiSource, Inc., Holding Co. Act Release Nos. 27789 (December 30, 2003); Cinergy Corp., Holding Co. Act Release No. 27779 (December 22, 2003); Progress Energy, Inc., Holding Co. Act Release No. 27728 (September 29, 2003).
56/ Corporations may pay dividends out of current income and retained earnings consistent with the restriction in Section 12(c) of the Act which limits only dividends paid out of capital and capital surplus. Partnerships do not have a retained earnings account, so partnership distributions of available cash would come from current net income of the partnership, and partners' capital to the extent current net income of the partnership is insufficient to cover the whole distribution. Northern Border Partners' request to pay distributions in the amount of its Available Cash may require authorization under Section 12(c) of the Act to the extent that Available Cash exceeds current partnership net income.
57/ The Partnership Agreement, which prescribes the determination of Available Cash and requires an amount equal to 100% of Available Cash be distributed, is on file with the Commission as Exhibit 3.1 No. 2 to the Partnership's Registration Statement on Form S-1, Registration No. 33-66158.

Commission has extended authority for non-utility energy companies to pay dividends from unearned surplus. Energy East Corp., HCAR No. 27228 (September 12, 2001); Exelon Corporation, HCAR No. 27266 (November 2, 2000); The Southern Company, HCAR No. 26543 (July 17, 1996). See also Eastern Utilities Associates, HCAR No. 25330 (July 13, 1991) (finding that the legislative history of Section 12 demonstrates that it was intended to protect utility operating companies); S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) and Summary Report of the FTC to the U.S. Senate Pursuant to S.R. No. 83, 70th Cong., 1st Sess. Doc. 92, Vol. 73-A, pp. 61-62.)\58 Moreover, the Partnership Agreement requires that distributions to Northern Border Partners' investors be paid from Available Cash which, as described above, ensures that distributions will only be paid after Northern Border Partners meets the obligations, anticipated expenses or liabilities for which Available Cash was intended to cover, satisfying even the more stringent standard outlined above. In addition, in extending authority to non-utility subsidiaries to pay dividends from unearned surplus, the Commission did not restrict their ability to issue securities to the public. The Southern Company, HCAR No. 26543, supra, at fn 2. See also HCAR No. 26826 (February 20,
1998) (adopting release of Rule 52(b) finding non-utility subsidiary financing unlikely to present the abuses the Act is intended to address) Accordingly, where investors in a non-utility business are protected by publicly disclosed partnership contract rights, Commission precedent supports extending the flexibility to pay distributions that include a component of depreciation and therefore reduce partner capital in accordance with the terms of the partnership agreement and state law even if such distribution were considered the payment of a dividend from unearned surplus or capital.

          Failure to permit Northern Border Partners to make its lawful quarterly scheduled distributions would frustrate the Northern Border Partners investors' ability to comply with their obligations under the Internal Revenue Code of 1986, as amended (the "IRS Code"). It is a firmly established principle of partnership taxation that regardless of the partnership distributions, each limited partner investor of the partnership will be taxed on his distributive share of income. See United States v. Basye, 410 U.S. 441 (1973); Cipparone v. Commissioner, TC Memo 1985-234, 49 TMC 1942; Cooney v. Commissioner, 1 TCM 264
(1942). Under the IRS Code it is irrelevant whether Northern Border Partners makes a distribution or the partnership profits are retained in the partnership because the income must be accounted for on each partner's tax return and each partner is required to pay taxes on his or her distributive share of income. See 26 USCS ss. 706(a) (2003). By precluding Northern Border Partners from making its next scheduled distribution, the Commission would require Northern Border Partners investors to pay taxes on income they did not receive.

          Since Northern Border Partners has historically paid distributions on a quarterly basis, suspending the payment of its regular distributions - particularly when there is no cash shortfall to the partnership - would unnecessarily upset investor expectations and damage Northern Border Partners' reputation in capital markets. Northern Border Partners' investors are primarily comprised of retirees that are especially dependent upon the steady flow of income derived from Northern Border Partners' quarterly distributions. If the Commission refuses to allow Northern

-------------
58/ The Commission's authorizations to non-utility energy subsidiaries to pay dividends from unearned surplus in accordance with state law have not discriminated with regard to form of organization. See, e.g., Exelon Corporation, HCAR No. 27256 (October 19, 2000) (enumeration in Appendix "A" of non-utility subsidiaries, including partnerships, retained by Exelon), and Exelon Corporation, HCAR No. 27266 (November 2, 2000) (authorization for non-utility subsidiaries to pay dividends from unearned surplus).

Border Partners to make its quarterly distributions, not only will Section 706(a) of the IRS Code require the holders of Northern Border Partners' interests to recognize the amount that would have been distributed as income on their individual tax returns, these individuals may suffer from an inability to satisfy their own economic obligations given the reduction in expected cash flow. Furthermore, investors in publicly-traded limited partnerships expect quarterly dividends, and should Northern Border Partners fail to pay such dividends, Northern Border Partners' investors could invest in other publicly traded limited partnerships with similar yields and asset profiles instead of Northern Border Partners.

          Section 12(c) of the Act restricts the acquisition, retirement or redemption of the securities of a registered holding company or subsidiary by the issuer of such securities, in contravention of the rules, regulations or orders of the Commission. Under Rule 42, the effect of this prohibition is to continue to require Commission approval for purchases and redemptions from associates and affiliates. To permit the Enron group companies to transfer value among the companies in the Enron group as necessary to sell assets or to transfer the proceeds of such sales from subsidiaries to parent companies, Applicants request authorization for the Enron group companies, other than Portland General, to acquire, retire and redeem securities that they have issued.\59

               4.  New Acquisitions

          Through several subsidiaries, Northern Border Partners, a non-Debtor subsidiary of Enron, owns transportation gas systems (Northern Border Pipeline Company, Midwestern Gas Transmission Company, Viking Gas Transmission Company and a one third interest in Guardian Pipeline, L.L.C.) and gas gathering systems located in the Powder River Basin, the Wind River Basin, and the Williston Basin located in Wyoming, Montana, and the Dakotas. Through its subsidiary, Crestone Energy Ventures, L.L.C, Northern Border Partners owns a 49% interest in Bighorn Gas Gathering, L.L.C.; a 33.33% interest in Fort Union Gas Gathering, L.L.C.; and a 35% interest in Lost Creek Gathering, L.L.C. The gathering facilities interconnect to the interstate gas grid pipeline serving natural gas markets in the Rocky Mountains, the Midwest, and California. Northern Border Partners also owns a minority interest in a gas gathering system in Alberta, Canada. Northern Border Partners' 273-mile coal slurry pipeline connects a coal mine in Arizona to a power station in Nevada.

          The long-term financial condition of Northern Border Partners' business depends on the continued availability of economic natural gas supplies including western Canadian natural gas for import into the United States, the demand for gas, and investments by others for exploration and drilling and the construction of production, gathering, storage and transportation assets. Northern Border Partners makes strategic acquisitions to enhance its network of interstate natural gas systems and gas gathering and processing assets so that it is best positioned to connect gas supplies to markets. For example, Northern Border Partners, through its subsidiary, Bear Paw, works with producers to construct gathering facilities. Also Northern Border Partners, through its subsidiary, Northern Border Pipeline Company, is currently working with producers and

------------
59/ Portland General has 249,727 outstanding shares of preferred stock. Should Portland General exercise its right to redeem any of its preferred stock it would rely on the exemption under Rule 42 for the acquisition of stock from unaffiliated entities.

marketers to develop the contractual support for a new 300-mile pipeline project, the Bison Pipeline, to connect the coal bed methane reserves in the Powder River Basin to markets served by Northern Border Pipeline. Northern Border Partners' goal is approximately $200 to $250 million of growth capital expenditures annually through acquisitions and internal development. Northern Border Partners targets businesses that leverage its core competencies of energy transportation, are conservative in terms of commodity price risk, are located in the U.S. and Canada, and provide immediate earnings and cash flow contribution.

          Northern Border Partners' assets have grown at an average annual rate of 12.6%, or $318 million per year, since 1997 through pipeline expansions ($894 million in 1998) and acquisitions ($528 million in 2001). Since the partnership cannot retain earnings, Northern Border Partners funds this growth through an appropriate mix of additional borrowings and equity issuances.

          A registered holding company and its subsidiaries are generally prohibited from acquiring securities and interests in businesses without prior Commission authorization. In addition, the issuance and sale of most securities by companies in a registered holding company system are subject to the Act. Northern Border Partners seeks authorization to, directly or indirectly through subsidiaries, issue and sell equity and debt securities to fund general partnership operations and new acquisitions of assets producing qualifying income and to acquire the securities of or other interests in gas-related properties.

          Northern Border Partners currently has an effective shelf registration statement on Form S-3 for issuance of $500 million in equity or debt securities, of which approximately $102 million in equity was issued in May and June 2003. Depending on the results of its acquisition program, Northern Border Partners believes that during the course of the next year it may need to issue an additional $500 million to keep Northern Border Partners on an equal footing with its competitors in the acquisition market. Therefore, Northern Border Partners requests authorization under the Act to issue up to $1 billion of equity and debt securities at any one time outstanding through July 31, 2005, and to invest up to that amount in the acquisition of qualifying income assets (described below) without further Commission authorization. Northern Border Partners is not alone in seeking to acquire small and mid-sized energy projects; for instance, in the past year, financial industry participants have shown increasing interest in such assets, and Northern Border Partners needs the requested flexibility under the Act to compete against their financial liquidity and ability to successfully acquire such assets without prior regulatory approval under the Act.\60

          Northern Border Partners requests authority to continue the ordinary course of its natural gas gathering, processing, storage and transportation operations in the United States and Canada ("Energy Assets"), which are generally conducted through partnerships and other companies, and the through the acquisition of partnership or joint venture interests. To that end, Northern Border Partners requests authority to acquire and finance the acquisition of Energy Assets and the securities of companies which solely develop, finance, own and operate such Energy Assets within the United States and Canada up to a total authorized additional investment

---------------
60/ Northern Border Partners' Quarterly Report on Form 10-Q is attached as Exhibit R. Northern Border Partners' senior unsecured debt is rated A-/Baa2/BBB+ and as of September 30, 2003, it had assets of $2,572 million.

of $1 billion through July 31, 2005. Such authority is consistent with that conferred in American Electric Power, Inc., Holding Co. Act Release No. 26933 (November 2, 1998, File No. 70-9353). Northern Border Partners further requests authority to finance the foregoing authorized operations of it and its subsidiaries through the issuance of securities by it, its partners or subsidiaries, through it and its partners and subsidiaries acquiring or guaranteeing its securities and those of its partners or subsidiaries, making capital contributions and through acquiring, forming or recapitalizing subsidiaries owning or operating Energy Assets. Such authority is consistent with that conferred in Cinergy Corp., Holding Co. Act Release No. 27779 (December 23, 2003, File No.70-10172). The requested authorization does not include any authority to acquire utility assets or the securities of public-utility companies; nor does it include any authority to encumber utility assets or to receive an extension of credit from any public-utility company affiliate of Northern Border Partners.

          Northern Border Partners would not issue securities for purposes of financing these acquisitions if it does not have an investment grade credit rating from at least one nationally recognized statistical ratings organization. In addition, Enron's acquisition of Northern Border Partners securities issued in connection with this expansion program would be limited to capital that is required for Enron to retain its existing general partner percentage ownership of Northern Border Partners. Currently, Enron holds 6.8% of the limited partner interests in Northern Border Partners\61 and 1.65% of the general partner interests (which constitute 82.5% of the general partner voting authority). Lastly, Northern Border Partners would not acquire any assets that would subject it to regulation as a public utility company under the Act.

               5. Simplifying Complex Corporate Structure and Dissolving Existing Subsidiaries

          Enron is restructuring many of its subsidiaries in connection with the formation of Prisma and CrossCountry, as well as in conjunction with some of the requirements imposed by the terms of settlement agreements to resolve various claims against Enron and related Debtors. Enron also is liquidating close to 1,000 surplus legal entities and businesses in which it no longer intends to engage. Eventually, substantially all of the Debtors, including Enron, will be liquidated. As previously noted herein, settling claims relating to financing structures and liquidating businesses often involves the redemption or retirement of securities and distributions in liquidation that may involve actual or deemed returns of capital. Reorganizing complex structures may involve the creation of new holding companies and liquidating or other trusts formed for the benefit of the Debtors' estates and their creditors. In the context of restructuring assets and entities, Enron group companies may receive distributions or other returns of capital and may make capital contributions, share exchanges, guaranties, indemnifications, and other transactions to move companies, assets and liabilities within the Enron group as necessary to implement a less complex and more sound corporate structure and as necessary to implement settlements with third parties or to resolve or recover claims.\62 Contracts may be assumed by a Debtor and then assigned to another Enron group company or a third party. The assignment of contracts that have value to another Enron group company could be viewed as a dividend or

-------------
61/ Including the 2.710 million units held by Sundance Assets, LP.
62/ For example, a Debtor with no cash, but a valuable claim against a third party, may borrow from an associate company (other than Portland General) to fund litigation to resolve or recover a claim.

capital contribution. These corporate simplification transactions rationalize Enron's business operations into more coherently organized groups of related properties and contracts. The simplification transactions also play a valuable role in reducing costs for the Enron estate associated with accounting, tax filings and liabilities, and management expenses. Portland General is assisting in the sale of the subsidiaries of PGH II, a non-utility Enron subsidiary. PGH II is a holding company with subsidiaries engaged in telecommunications, district heating and cooling, and real estate infrastructure development and construction. PGH II and its subsidiaries have been managed historically by Portland General. With the exception of the transactions related to these sales, Portland General and its subsidiaries would not be involved in any of the proposed reorganization and simplification transactions.

          Enron seeks Commission authorization to restructure, rationalize and simplify or dissolve, as necessary, all of its non-utility businesses and implement settlements (which may involve transactions as described above regarding substantially all of its remaining direct and indirect assets) to effect all transactions authorized by the Bankruptcy Court and otherwise as necessary to simplify and restructure its businesses in furtherance of the chapter 11 process. As previously requested in Item 1.E.3, Applicants seek authorization to acquire, redeem and retire securities and to pay dividends out of capital and unearned surplus provided that such transactions are consistent with applicable corporate or partnership law and any applicable financing covenants. Applicants also seek authorization to form, merge, reincorporate, dissolve, liquidate or otherwise extinguish companies. Any newly formed entity would engage only in businesses that the Enron group continues to engage in pending the resolution of the chapter 11 cases. Further, Applicants seek authorization to restructure, forgive or capitalize loans and other obligations and to change the terms of outstanding non-utility company securities held by other Enron group companies for the purpose of facilitating settlements with creditors, simplifying the business of the group and maximizing the value of the Debtors' estates.\63

               6.  Rule 16 Exemptions

          Citrus Corp. ("Citrus"), a holding company which is 50% owned by Enron and 50% owned by a subsidiary of El Paso Corp., has the following subsidiaries:
FGT, Citrus Trading Corp. ("CTC"), and Citrus Energy Services, Inc. ("CESI"). FGT is engaged in the transportation of natural gas in interstate commerce, subject to the jurisdiction of the Federal Energy Regulatory Commission. CTC is engaged in the supply of natural gas, while CESI is engaged in transportation management, having recently terminated its facilities operation and maintenance business. FGT owns and operates gas transmission facilities that extend from South Texas to South Florida along the Gulf of Mexico. Bridgeline Holdings, L.P. ("Bridgeline"), is an intrastate gas pipeline partnership that is engaged in the storage, transportation and supply of natural gas in Louisiana. Enron indirectly owns a 40% equity interest in the partnership and a

-------------

63/ The Commission has on several recent occasions granted authorization to registered holding companies to organize new nonutility holding company subsidiaries, redeem and retire the securities of nonutility companies and to pay dividends out of the capital and unearned surplus of nonutility subsidiaries when such payments do not violate applicable corporate law in the state where such companies are organized or the terms of applicable financing covenants. See Ameren Corp., Holding Co. Act Release No. 27053 (July 23, 1999); FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003); see also NiSource, Inc., Holding Co. Act Release No. 27789, supra note 37.

50% voting interest in the partnership, with the remaining equity and voting interest held by ChevronTexaco Corp.

          Besides Northern Border Partners' extensive gas gathering operations in the Williston Basin in Montana and North Dakota as well as in the Powder River Basin in Wyoming, through its wholly owned subsidiary, Crestone Energy Ventures, L.L.C., Northern Border Partners owns a 49% interest in Bighorn Gas Gathering, L.L.C. ("Bighorn"), a 33.3% interest in Fort Union Gas Gathering, L.L.C. ("Fort Union"), and a 35% interest in Lost Creek Gathering, L.L.C. ("Lost Creek"), which collectively own over 300 miles of gas gathering facilities in the Powder River and Wind River Basins in Wyoming. Northern Border Partners also owns an undivided interest in a 86-mile gathering pipeline in Alberta, Canada.

          The Bighorn and Fort Union systems gather coalbed methane gas produced in the Powder River Basin in Wyoming. The remaining ownership interest in Bighorn is held by Cantera Gas Company who is the operator. The remaining ownership interest in Fort Union is held by Cantera Gas Company, Western Gas Resources, Bargath, Inc. and CIG Resources Company. Cantera Gas Company is the managing member, Western Gas Resources is the field operator and CIG Resources Company is the administrative manager. Burlington Resources Trading, Inc. holds the remaining interest in Lost Creek and is the managing member. The Lost Creek system gathers natural gas produced from conventional gas wells in the Wind River Basin in central Wyoming. Through its subsidiary, Border Midstream Services, Ltd., Northern Border Partners owns an undivided interest in the Gregg Lake/Obed Pipeline in Alberta, Canada which entitles Border Midstream to a voting interest of 36%. The pipeline is operated by a third party, Central Alberta Midstream.

          Northern Border Partners also owns an undivided one-third interest in Guardian Pipeline, L.L.C. ("Guardian"), a 141-mile interstate natural gas pipeline system which transports natural gas from Joliet, Illinois to a point west of Milwaukee, Wisconsin. Subsidiaries of Wisconsin Public Service and Wisconsin Energy Corporation hold the remaining interests in this system.

          Each of Citrus, Bridgeline, Bighorn, Fort Union, Lost Creek and Guardian (the "Rule 16 Companies") seek to rely on an exemption from the obligations, duties and liabilities imposed upon them under the Act as a subsidiary or affiliate of a registered holding company. Accordingly, Applicants request that the Commission authorize Enron to acquire its respective interests in the Rule 16 Companies under Sections 9(a)(1) and 10, subject to any requirement in the Plan or as may be imposed by the Bankruptcy Court for the subsequent disposition of these assets. The exemption under Rule 16 will permit these businesses to continue to operate in accordance with their usual practice and to acquire new businesses consistent with the business categories enumerated in Rule 16 without the need for additional authorization under the Act.

                    7.  Affiliate Transactions

          As a registered holding company, Enron would generally be prohibited from providing services to Portland General for a charge, except for a short period of time following registration or under special or unusual circumstances.


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

          Section 13(a) generally restricts the provision of services or sales of goods by a registered holding company to a public utility or mutual service company. Section 13(b) restricts a subsidiary of a registered holding company from providing services or selling goods to an associate company in contravention of rules designed to ensure that such contracts are performed economically and efficiently for the benefit of such associate company at cost, fairly and equitably allocated among such companies. Both Sections 13(a) and 13(b) provide, however, that such general restrictions shall not apply to transactions that involve special or unusual circumstances or not in the ordinary course of business when such an exemption is consistent with the public interest or with the protection of investors or consumers.

          The relief requested herein is in the context of a bankruptcy restructuring that involves the dissolution or divestiture of a large number of businesses. To the extent that the affiliate transactions contemplated herein involve Portland General, such transactions will be priced at cost and therefore there will be no detriment to Portland General's consumers. However, to the extent that such transactions involve other subsidiaries of Enron, it is neither practical nor necessary to require the restructuring of existing contracts because Enron's status as a holding company (and consequently the application of Section 13 of the Act to such transactions) is temporary. As discussed here, Portland General is subject to an agreement for the sale of its common stock and, if such agreement is not consummated, Portland General common stock or the proceeds of the sale of such stock will be distributed to creditors pursuant to the Plan. The Commission has previously granted exemptions from Section 13 of the Act on a temporary basis where, as here, there is no detriment to the protected interests under the Act.\64 In addition, the Commission routinely grants exemptions from Section 13 of the Act when there is no detriment to utility consumers. For example, the Commission authorizes non-utility subsidiaries to provide services and sell goods to other non-utility subsidiaries at fair market prices in any case in which the non-utility subsidiary purchasing these goods or services is:


          o A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

          o An EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not a utility subsidiary;

          o A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms' length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, and/or (b) to an electric utility company (other than a utility subsidiary) at the purchaser's "avoided cost" as determined in accordance with PURPA regulations;

-------------
64/ See, e.g., AGL Resources, Inc. et al., Holding Co. Act Release No. 27243 (Oct. 5, 2000) (In which the Commission granted a temporary exemption for AGL Resources to continue to provide services and sell goods to AGL system companies pending the implementation and transition to a services company as the principal provider of services to the AGL system.)

          o A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not a utility subsidiary; or

          o A rule 58 subsidiary or any other non-utility subsidiary that (a) is partially owned by a holding company, provided that the ultimate purchaser of such goods or services is not a utility subsidiary of such holding company or a mutual services company,
               (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to non-utility subsidiaries described immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States.\65

          Portland General has entered into a master service agreement ("MSA") with certain affiliates, including Enron.\66 The MSA allows Portland General to provide affiliates with the following general types of services: printing and copying, mail services, purchasing, computer hardware and software support, human resources support, library services, tax and legal services, accounting services, business analysis, product development, finance and treasury support, and construction and engineering services. The MSA also allows Enron to provide Portland General with the following services: executive oversight, general governance, financial services, human resource support, legal services, governmental affairs service, and public relations and marketing services.\67 Portland General would provide services to affiliates at cost under the MSA and affiliate services provided to Portland General also would be priced at cost. If cost based pricing of particular services provided under the MSA would conflict with the affiliate transaction pricing rules of the OPUC, Portland General and Enron would refrain from providing or requesting such services, unless they have first obtained specific authorization from the OPUC to use cost based pricing for such services.

          Enron provides certain employee health and welfare benefits, 401(k), and insurance coverages to Portland General under the MSA that are directly charged to Portland General based upon Enron's cost for those benefits and coverages. The estimated cost of these services for the year 2004 in the aggregate is $30 million. The provision of these services is anticipated to continue until such services are replaced, which Enron expects will occur by the end of 2004.

          Portland General provides certain administrative services to Enron's subsidiary Portland General Holdings ("PGH") and its subsidiaries under the MSA that are allocated or directly charged to PGH and its subsidiaries based upon the cost for those services. The estimated cost of these services for the year 2004 in the aggregate is $1.1 million.\68

          In connection with the divestiture of Portland General, Enron may enter into a transition services agreement ("Transition Services Agreement") that would provide for the

-------------
65/ See e.g., Energy East Corporation, Holding Co. Act Release No. 27228 (Sep. 12, 2000).
66/ See Exhibit M.
67/ Subject to Bankruptcy Court approval, Enron currently does not intend to charge Portland General for allocations related to these services in 2004.
68/ This figure assumes the sale of certain of PGH subsidiaries during 2004. Depending on the date of such sales, the number may vary.

winding down of the service relationship between Enron and Portland General. It is expected that the services provided under the Transition Services Agreement would be less extensive than those under the MSA and in no event would the Transition Services Agreement provide for the expansion of such services. Any services provided to Portland General under the Transition Services Agreement would be provided at cost. Applicants request that the Commission reserve jurisdiction with respect to the Transition Services Agreement, pending completion of the record.

          The non-utility subsidiaries in the Enron group also are engaged in providing services to one another. For example, CrossCountry Energy Services, LLC ("CES") provides certain administrative and operating services to the Pipeline Businesses. These services include, without limitation, environmental, right-of-way, safety, information technology, accounting, planning, finance, tax, procurement, accounts payable, human resources, regulatory, and legal services. Each of the Pipeline Businesses reimburses CES for its costs for rendering these services, depending on the service provided to such pipeline. Costs may be billed based upon dedicated headcount, time spent providing the service, miles of pipeline, payroll, assets, margins, and/or overall headcount.

          Enron Operation Services Corp. ("EOSC") or its affiliates, including CES, also provides services to Citrus and its subsidiaries under an operating agreement originally entered into between an Enron affiliate and Citrus. The primary term of the operating agreement expired on June 30, 2001; however, services continue to be provided pursuant to the terms of the operating agreement. Under an implied agreement pursuant to the terms of the operating agreement, Citrus reimburses the service provider for costs attributable to the operations of Citrus and its subsidiaries.

          Northern Plains provides operating services to the Northern Border Partners pipeline system pursuant to operating agreements entered into with Northern Border Pipeline, Midwestern, and Viking. Under these agreements, Northern Plains manages the day-to-day operations of Northern Border Pipeline, Midwestern, and Viking, and is compensated for the salaries, benefits, and other expenses it incurs. Northern Plains also utilizes Enron affiliates for administrative and operating services related to Northern Border Pipeline, Midwestern, and Viking. NBP Services provides certain administrative and operating services for Northern Border Partners and its gas gathering and processing and coal slurry businesses. NBP Services is reimbursed for its direct and indirect costs and expenses pursuant to an administrative services agreement with Northern Border Partners. NBP Services also utilizes Enron affiliates to provide these services.

          It is anticipated that at the closing of the transactions contemplated by the CrossCountry Amended and Restated Contribution and Separation Agreement, CrossCountry and Enron will enter into a Transition Services Agreement pursuant to which Enron will provide to CrossCountry, on an interim, transitional basis, various services, including, but not limited to, the following categories of services: (i) office space and related services, (ii) information technology services, (iii) SAP accounting system usage rights and administrative support,
(iv) tax services, (v) cash management services, (vi) insurance services, (vii) contract management and purchasing support services, (viii) corporate legal services, (ix) corporate secretary services, (x) off-site and on-site storage,
(xi) payroll, employee benefits and administration services, and (xii) services from RAC on a defined project basis.

          CrossCountry will provide to Enron, on an interim, transitional basis, various services, including, but not limited to, the following categories of services: (i) floor space for servers and other information technology equipment, (ii) technical expertise and assistance, including, without limitation, pipeline integrity, safety, environmental and compliance, (iii) accounts payable support, and (iv) accounting services relating to businesses owned directly or indirectly by ETS immediately prior to closing.

          The parties are expected to enter into a Transition Services Supplemental Agreement at the closing of the Amended and Restated Contribution and Separation Agreement. Subject to the consent of the Creditors' Committee, the Transition Services Supplemental Agreement will more fully delineate the services provided within each category set forth in the Transition Services Agreement. The charges for such transition services will be cost based. Certain services will be charged on an "as needed" basis.

          Provision of the transition services will commence on the effective date of the Transition Services Agreement and terminate on December 31, 2004, unless otherwise agreed in writing by the parties. However, except as otherwise provided for in the Transition Services Supplemental Agreement, Enron may terminate any transition service upon ninety days' prior written notice to CrossCountry.

          It is also anticipated that at the closing of the transactions contemplated by the CrossCountry Amended and Restated Contribution and Separation Agreement, Enron and certain of its subsidiaries and affiliated companies will enter into a license agreement ("CrossCountry Cross License Agreement") pursuant to which each of the companies that are a party to the agreement will grant, without warranty of any kind, each and every other party and their respective subsidiaries, all of the intellectual property rights of the party granting the license in and to certain software programs, documentation, and patents described in the Cross License, a non-exclusive, royalty free, sublicensable license, with fully alienable rights, to (i) use, copy, and modify the licensed programs and documentation; (ii) use, make, have made, distribute, and sell any and all products and services of the party receiving the license as well as such party's subsidiaries and sublicensees (if any); and (iii) engage in the business of such party receiving the license and business of its subsidiaries and sublicensees (if any) prior to, on, and after the closing date.

          The CrossCountry Cross License Agreement will become effective on the closing date and the licenses granted will continue in perpetuity unless licenses granted to a breaching party are terminated by any affected non-breaching party in the event such breaching party fails to cure a material breach of the CrossCountry Cross License Agreement within thirty days after delivery of written notice of the breach.

          Finally, prior to or at the closing of the CrossCountry Amended and Restated Contribution and Separation Agreement, Enron and CrossCountry will enter into a license or lease agreement ("Ardmore Collocation License Agreement") under which CrossCountry will lease to Enron adequate floor space in the Ardmore Data Center for servers and other information technology equipment owned by the CrossCountry Enron Parties. The space will be provided on a cost basis for a term to be specified in the Ardmore Collocation License Agreement.

          Prisma and Enron and its affiliates also expect to enter into certain ancillary agreements, which may include a new Transition Services Agreement, a tax matters agreement discussed below, and a Prisma Cross License Agreement. The employees of Enron and its affiliates who have been supervising and managing the Prisma Assets since December 2001, became employees of a subsidiary of Prisma effective on or about July 31, 2003. In connection therewith, as approved by the Bankruptcy Court,\69 Enron and its affiliates entered into four separate Transition Services Agreements pursuant to which such employees will continue to supervise and manage the Prisma Assets and other international assets and interests owned or operated by Enron and its affiliates. The ancillary agreements, together with the Prisma Contribution and Separation Agreement, will govern the relationship between Prisma and Enron and its affiliates subsequent to the contribution of the Prisma Assets, provide for the performance of certain interim services, and define other rights and obligations until the distribution of shares of capital stock of Prisma pursuant to the Plan or the sale of the stock to a third party. In addition, the Prisma Contribution and Separation Agreement or the ancillary agreements are expected to set forth certain shareholder protection provisions with respect to Prisma and may contain indemnification obligations of the Prisma Enron Parties.

          Transactions involving the sale of goods and services among associate companies in a registered holding company system, although typically priced at not more than cost, may be priced on another basis if each company is neither a utility, a holding company, nor a company engaged in the business of selling goods or services to associate companies.\70 Most transactions among Enron group companies do not involve a public utility since Portland General, the group's sole public utility, purchases a very limited assortment of services from Enron as described above. Transactions involving Enron, a holding company, and other nonutility Enron group companies are more numerous. Rule 90(a)(1) restricts Enron from providing services or selling goods to associate public utility companies or a company engaged in the business of providing services or selling goods to an associated public utility company.\71 Enron seeks an exception from this rule and the restrictions of Section 13(a) through July 31, 2005, based on the special or unusual circumstances of its bankruptcy. These services are currently provided by Enron to Portland General at cost. In the case of insurance and employee benefit services Portland General is currently unable to procure those services on better terms, so these services are clearly of benefit to Portland General. Moreover, because Portland General is to be sold, after which point the service transactions between Enron and Portland General would stop, the relief requested is merely temporary.

          Applicants, other than Enron, that are providing goods and services at terms other than cost to associate companies, other than Portland General, also seek an exemption under Section 13(b) from the at cost rules under the Act through July 31, 2005. As noted above, Portland General is expected to be sold during this year, after which time Enron could de-register and the Act would no longer apply to the Enron group. These transactions are in the ordinary course of business and would not adversely affect Portland General. To the extent any such service

--------------
69/ Docket No. 11915, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), July 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 13710, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Oct. 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).
70/ Rule 90(d).
71/ Enron provides services to non-utility associated companies that are not public utilities or mutual service companies. Pursuant to section 13(a) of the Act, these services are not subject to the jurisdiction of the Commission.

transaction is not in the ordinary course of business it would be subject to Bankruptcy Court review and authorization. For all these reasons and to avoid incurring the cost and experiencing the disruption associated with establishing a new service company, an exemption from Section 13(b) is justified for all service transactions conducted among Enron group companies consistent with the ordinary course of business and with historical practice.

               8. Tax Allocation Agreements

          Enron has entered into agreements with Portland General and Transwestern for the payment and allocation of tax liabilities on a consolidated group basis. These agreements generally require the subsidiaries to pay their separate return tax to Enron. In consolidation, Enron offsets the subsidiaries' income with the losses, tax credits and other tax-reducing attributes of Enron and other group companies and pays the resulting lower tax liability amount to the Internal Revenue Service or other taxing authority. Under the agreements, group companies, including Enron, that contributed tax benefits such as losses or credits to the consolidated return are paid their proportionate share of the tax reduction resulting from the use of such benefits in the consolidated tax return filing. These consolidated tax filing agreements do not technically comply with Rule 45(c) under the Act because Enron shares in the tax savings from the consolidation ratably with other members of the consolidated tax filing group that contributed tax benefits to the consolidated return. Enron seeks authorization to continue to perform under these current agreements (or new agreements on similar terms) and for CrossCountry to enter into a new tax allocation agreement with Enron, when Transwestern is contributed to CrossCountry. Any new agreements would vary from Rule 45(c) only in the manner noted above. The Portland General and Transwestern/CrossCountry tax allocation agreements are described in more detail below.

          Enron also has other written and oral tax related agreements with other Enron group companies. It is contemplated that these agreements will be rejected as executory contracts by the Debtors on the Confirmation Date, with an effective date as of December 2, 2001 (Enron's bankruptcy petition date). Notwithstanding this rejection, Enron will continue to file a consolidated tax return as required by the Internal Revenue Code. In such circumstances, Enron will no longer charge companies with income the stand-alone tax that they would pay on their income but for the consolidated losses. Enron generally would no longer pay loss companies for the benefit of their losses used to offset income on the consolidated return, except that it is expected that payments to Enron under the Portland General, Transwestern, CrossCountry and possibly Prisma tax agreements would be shared with all loss companies consistent with past practice. Portland General, Transwestern and Prisma (discussed further below) are not part of this arrangement. Applicants request authorization for Enron and the other Enron group companies subject to the contract rejection described above to file consolidated returns in accordance with the method described above.

          The tax agreements described in this section are necessary to use the net operating losses, tax credits and other tax benefits held by the Debtors and their subsidiaries to the fullest benefit of the creditors. Consolidated tax filing allows the Debtors to reduce the net tax paid to the Internal Revenue Service without adversely affecting the consumers of Enron's public utility subsidiary, Portland General. Under the tax allocation agreement with Portland General, the company would pay no more than its tax liability as calculated on a separate basis, as if it were a stand-alone entity. The separate return limitation included in the Portland General tax allocation agreement assures that consumers are not harmed, while permitting the creditors of the Debtors' estates to benefit and, accordingly, is consistent with the Act's objective of protecting the interests of investors, consumers and the general public interest. Notably, the OPUC rejected a petition by the Utility Reform Project seeking that an investigation be opened into Portland General's income tax payments since 1997. In its decision, the OPUC incorporated by reference a report of its staff which report noted that:


               in a rate proceeding PGE's rates are set based on its own revenues, costs and rate base for a given test year. Income taxes are calculated using PGE's net operating income. The tax effects of Enron's other operations are ignored for purposes of setting rates. This is consistent with standard rate making principles.

               Calculating PGE's costs, including income taxes, for ratemaking on a stand-alone basis protects PGE's customers from the financial difficulties experienced by Enron's other subsidiaries. When the Commission approved Enron's acquisition of PGE, it had the option of incorporating the effects of Enron's non-utility operations in PGE's rates or treating PGE as a stand-alone entity. Consistent with long-standing OPUC policy, the Commission chose the latter approach. In adopting the stipulation in Docket UM 814, the Commission created a wall between PGE's operations and Enron's other subsidiaries. As stated by Order No. 97-196: "These conditions and commitments provide important measures and requirements, beyond those provided by the Commission's statutory authority and existing rules, to protect PGE's customers, competitors, and the public generally."

          The staff report also stated that, if PGE's rates were set in a manner that captured some of Enron's tax losses, PGE's rates would also have needed to reflect the expenses that created those savings and customers would be worse off.\72

               a. Tax Agreements with Portland General

          Portland General has entered into a tax-sharing arrangement with Enron pursuant to which Portland General will be responsible for the amount of income tax that Portland General would have paid on a "stand alone" basis, and Enron will be obligated to make payments to Portland General as compensation for the use of Portland General's losses and/or credits to the extent that such losses and/or credits have reduced the consolidated income tax liability.\73 Enron

------------
72/ In the Matter of Utility Reform Project, Public Utility Commission of Oregon, Order No. 03-214 (April 10, 2003), Appendix A, p. 2 (footnote omitted). 73/ See Exhibit N. It is contemplated that the existing tax allocation agreement with Portland General may be amended to provide that Enron would pay Portland General for certain Oregon state tax credits generated by Portland General but not used on the consolidated Oregon tax return. Enron and Portland General also seek authorization to amend the Portland General tax allocation agreement accordingly.

will be responsible for, among other things, the preparation and filing of all required consolidated returns on behalf of Portland General and its subsidiaries, making elections and adopting accounting methods, filing claims for refunds or credits and managing audits and other administrative proceedings conducted by the taxing authorities. Enron and Portland General will continue to be parties to this tax sharing agreement, or a new agreement on similar terms, until Enron and Portland General no longer file consolidated tax returns. It is intended that Enron and Portland General will file consolidated tax returns until Enron no longer owns 80% of the capital stock of Portland General, which may occur by a sale of Portland General stock to Oregon Electric or a third party, the transfer of Portland General to PGE Trust and distribution of PGE Trust to creditors or the cancellation of Portland General stock held by Enron to issue new stock to the creditors and the Disputed Claims Reserve. The consolidated tax filing agreement does not technically comply with Rule 45(c) under the Act because Enron shares in the tax savings from the consolidation ratably with Portland General. In particular, to the extent Enron's losses or tax credits reduce the consolidated tax liability, Enron would retain the resulting tax savings. Enron seeks authorization to continue to perform under such agreement or a new agreement under similar terms. Under such agreement, the consolidated tax liability for each taxable period would be allocated to Enron, Portland General and its subsidiaries in proportion to (i) the corporate taxable income of each company, or (ii) the separate return tax of each company, provided that the tax apportioned to any company shall not exceed the separate return tax of such company.

          Enron will allocate the consolidated tax liability for each taxable period to Portland General and its subsidiaries in accordance with the requirements of the Internal Revenue Code and Treasury Regulations.

                    b. Tax Agreements with Non-Utility Subsidiaries

          The existing Transwestern tax allocation agreement would remain in effect until it is superseded by the CrossCountry tax allocation agreement becoming effective. At the closing of the transactions contemplated by the CrossCountry Amended and Restated Contribution and Separation Agreement, each CrossCountry subsidiary that is a member of the Enron tax group will enter into a tax allocation agreement with Enron. This tax allocation agreement will set forth the respective rights and responsibilities of the parties thereto with respect to taxes. Under the agreement, the parties will cause their respective subsidiaries to consent, to the extent necessary, to the filing of consolidated returns by Enron, including consolidated returns for the tax year ended December 31, 2003, and for each year thereafter that they are eligible to file consolidated returns, until such time as Enron, in the exercise of its sole discretion, elects to refrain from filing consolidated tax returns. Enron will be responsible for, among other things, the preparation and filing of all required consolidated returns on behalf of the companies and their subsidiaries, making elections and adopting accounting methods, filing claims for refund or credit, and managing audits and other administrative proceedings.

          Similar to Portland General, under the agreement, each subsidiary of CrossCountry that is a member of the Enron tax group will be obligated to pay Enron the amount of income tax that such entity would have paid on a stand-alone basis and each of the parties (including Enron) and their respective subsidiaries will be compensated for the use of their respective net operating losses and/or tax credits to the extent utilized in the Enron consolidated return (other than the use of such losses or credits to offset gain in respect of an election pursuant to section 338(h)(10) of the IRC).

          Prior to a subsidiary of Enron that is a party to a tax allocation agreement ceasing to be a member of the Enron consolidated tax group, all intercompany payable accounts and intercompany receivable accounts of such subsidiary will be offset and netted against each other. If the resulting net balance is a payable from such subsidiary to Enron, then such subsidiary will pay the amount due to Enron. If the resulting net balance is a receivable from Enron to such subsidiary (other than Transwestern), then such subsidiary will assign and transfer its interest in the receivable to Enron. If the resulting net balance is a receivable from Enron to Transwestern, Enron and Transwestern will determine how such receivable will be settled. The tax allocation agreement will become effective on the closing date of the CrossCountry Contribution and Separation Agreement. After the Effective Date, Enron and each subsidiary of CrossCountry that is a member of the Enron tax group may continue to be parties to the tax allocation agreement, or a new tax allocation agreement on similar terms until Enron and the applicable subsidiaries no longer file consolidated returns. Accordingly, Enron seeks an exception from Rule 45(c).

          At the closing of the transactions contemplated in the Prisma Contribution and Separation Agreement, Prisma will enter into a tax matters agreement with Enron. The Prisma tax matters agreement is still in the process of negotiation but it is expected to be generally similar to the CrossCountry agreement described above, except that, under the Prisma agreement, Prisma will be obligated to make dividend distributions to its shareholders in certain minimum amounts (to the extent of available cash) for so long as Enron or any affiliate or the Disputed Claims reserve is required to include amounts in income for federal income tax purposes in respect of the ownership of Prisma shares. Accordingly, because the Prisma tax matters agreement would permit Enron to retain the tax savings associated with the use of its losses or tax credits to reduce the consolidated tax liability, and because the Prisma agreement also would contain the obligation for Prisma to make dividend distributions as described above, applicants seek an exception from Rule 45(c) for such agreement.

          The value of Enron's tax losses and credits are assets of the bankruptcy estate and it is appropriate that Enron retain these assets for the benefit of the creditors of the estate. The tax losses that Enron and its subsidiaries other than Portland General have incurred resulted from losses incurred by Enron's creditors. Thus, it is appropriate that they should receive the economic benefit of the associated losses. To allocate the benefit of such losses to other Enron group companies, in some cases to non-Debtor companies, would transfer the benefit to a different group of creditors and, perhaps the customers of Portland General. This is not the appropriate result where the subsidiary did not bear the burden associated with the expense that led to the loss or tax credit. The losses that Enron has on its books were not incurred in connection with Portland General's utility business, but were the losses that Enron's creditors suffered.

          A change in the allocation of the value of Enron's tax losses and credits also would upset the global compromise reached between the Debtors and creditors which is described in more detail in Enron's application for authorization of the Chapter 11 plan and other relief (SEC File No. 70-10199). The compromise was intended to (a) maximize the value of the Debtors' estates to creditors, (b) resolve issues regarding substantive consolidation and other inter-estate and inter-creditor disputes, and (c) facilitate an orderly and efficient distribution of value to creditors. The manner in which Enron's tax losses and credits are proposed to be utilized represents significant value to the Enron estate which would be unavailable if the technical provisions of Rule 45(c), requiring the distribution of that value to Enron's subsidiaries, were followed. A result other than what is proposed also may require a reevaluation of intercompany claims. The relief requested herein is, therefore, necessary to effect the Chapter 11 plan and the compromises reached therein. The relief also appropriately balances the interests of investors, now creditors, and consumers under the Act.

               9.  Form U5B Registration Statement

          The Disclosure Statement is a comprehensive document detailing Enron's businesses, assets, its recent history and its planned future under the Plan. The Disclosure Statement contains a substantial portion of the information that is required of a registrant under Form U5B. The Commission may, under Rule 20(a)(3), for cause shown, modify the particular requirements with respect to the filing of information required by the rules or by a form adopted under the Act. It would be an unnecessary burden on the Debtors' estate to prepare a registration statement on Form U5B when a substantial and detailed document describing the entire Enron group is readily available in the form of the Disclosure Statement. Enron seeks a modification to the Commission's reporting requirement to permit it to submit the Disclosure Statement in lieu of a Registration Statement on Form U5B. Attached hereto as Exhibit O is a memorandum cross referencing the information requirements of Form U5B with particular sections of the Disclosure Statement or other materials provided to the Commission that provide substantially similar information. If the Commission staff indicates to Enron that it requires additional information called for in Form U5B but not included in the Disclosure Statement, Enron will undertake to promptly provide such additional information.

     F.   Reporting

          Applicants propose to file with the Commission a report under Rule 24 within 60 days of the end of each calendar quarter that would provide the following information:74

               1. With respect to securities and letters of credit issued during the respective quarter under (i) the Second Amended DIP Credit Agreement, as it may be amended, and (ii) any short-term debt securities issued by Portland General under its short-term revolving credit facility or otherwise, Applicants will disclose the name of the issuer, the principal or face amount of the security or letter of credit issued, the interest rate and the maturity date.

               2. With respect to (i) the cash management arrangements between Enron and its subsidiaries (excluding Portland General), and (ii) the cash management arrangements between Portland General and its subsidiaries, the Applicants will disclose the principal, interest rate, the maturity date and the name of the lending company for transactions during the respective quarter.

------------
74/ The first Rule 24 report would be due 60 days after the end of the first full calendar quarter following the issuance of the Commission's order granting this application.


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

               3. Applicants will disclose the names of the associate companies transferred to each of Prisma and CrossCountry. Each such list will show the full roster of companies transferred to Prisma and CrossCountry as of the close of the respective quarterly reporting period.

               4. Applicants will disclose sales of all or substantially all of the assets of a subsidiary, companies and other entities in the Enron group, in each case, where the consideration received was $25,000 or more that have been completed within the respective quarterly reporting period. Such disclosure to include the name of the entity or a description of the assets sold and the aggregate consideration received for such sale.

               5. Applicants will disclose the aggregate amount of Northern Border Partners' distributions out of partnership capital and the aggregate amount invested in Energy Assets during the respective quarter. Such disclosure would include a concise description of the Energy Assets acquired.

               6. Applicants will summarize the corporate restructuring, simplification, dissolution and liquidation transactions that have been conducted during the respective quarter.

               7. Applicants will disclose the types of services and goods sold by Enron to Portland General and by Portland General to Enron during the respective quarter. Such disclosure would include a description of services or goods transactions by category with amounts expended for each category.

               8. For the quarterly period that includes any filing of a consolidated tax return involving both Enron and Portland General, Applicants will disclose Portland General's separate return tax for the period concerned in the consolidated tax return and the amount of its tax payment to Enron for the same period. In addition, Applicants will disclose the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return and the value received by Enron for such tax attributes as a result of the allocation method specified in the consolidated tax filing agreement.

Item 2.   Fees, Commissions and Expenses

          The fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application are expected to be approximately $200,000. Fees, commissions and expenses paid in connection with the transactions for which authorization is requested herein will be consistent with those incurred in connection with similar transactions and, if outside the ordinary course of business, would be subject to approval by the Bankruptcy Court.

Item 3.   Applicable statutory provisions and legal analysis

          Sections 6(a), 7, 9(a), 10, 12, 13 of the 1935 Act and Rules 16, 42-46, 52-53, 54, 80-87, 90-91 are considered applicable to the proposed transactions.


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Item 4.   Regulatory approvals

          No state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein. The Bankruptcy Court has jurisdiction over the Plan and the transactions contemplated therein.

Item 5.   Procedure

          Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Application. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

Exhibits:

Exhibit B-1   Term sheet containing transaction details for the sale of the common stock of Portland General to Oregon Electric. (previously filed)
Exhibit B-2   Stock Purchase Agreement Between Oregon Electric Utility Company,
              LLC and Enron Corp. dated November 18, 2003, incorporated by reference to Exhibit G of the application of Stephen Forbes
              Cooper, LLC, PGE Trust and Enron Corp. in SEC File No. 70-10190.
Exhibit F-1   Opinion of counsel
Exhibit F-2   Past tense opinion of counsel (to be filed by amendment)
Exhibit G     Form of Notice (previously filed)
Exhibit H     List of Enron Corp. subsidiaries (previously filed)
Exhibit H-1   List of Enron Corp. subsidiaries as of March 5, 2004
Exhibit I-1   Fifth Amended Joint Plan of Affiliated Debtors Pursuant to
              Chapter 11 of the United States Bankruptcy Code dated January 9,
              2004, incorporated by reference to Exhibit 2.1 of the Enron Corp.
              Current Report on Form 8-K dated January 9, 2004 (filed January
              12, 2004, SEC File No. 001-13159).
Exhibit I-2   Disclosure Statement for Fifth Amended Joint Plan of
              Affiliated Debtors Pursuant to Chapter 11 of the United States
              Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit 2.2 of the Enron Corp. Current Report on Form 8-K dated
              January 9, 2004 (filed January 12, 2004, SEC File No. 001-13159).
Exhibit J-1   Docket No. 15303, In re Enron Corp., et al., Chapter 11 Case No.
              01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.),
              incorporated by reference to Exhibit H of the application of
              Stephen Forbes Cooper, LLC, PGE Trust and Enron Corp. in SEC File
              No. 70-10190.
Exhibit J-2   Docket No. 15296, In re Enron Corp., et al., Chapter 11 Case No.
              01-16034 (AJG), Jan. 9, 2004 (U.S. Bankruptcy Court, S.D.N.Y.),
              incorporated by reference to Exhibit I of the application of Stephen Forbes Cooper, LLC, PGE


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

              Trust and Enron Corp. in SEC File No. 70-10190.
Exhibit J-3   Docket No. 0034, In re Enron Corp., et al., Chapter 11 Case No.
              01-16034 (AJG), Dec. 3, 2001 (U.S. Bankruptcy Court, S.D.N.Y.)
              (previously filed)
Exhibit J-4   Docket No. 1666, In re Enron Corp., et al., Chapter 11 Case No.
              01-16034 (AJG), Feb. 25, 2002 (U.S. Bankruptcy Court, S.D.N.Y.)
              (previously filed)
Exhibit K     OPUC Order No. 97-196, dated June 4, 1997 (previously filed)
Exhibit L     Portland General's Quarterly Report on Form 10-Q, filed on
              November 20, 2003, incorporated by reference to SEC File No.
              1-5532-99
Exhibit M     Master Service Agreement, incorporated by reference to Exhibit E of the application of Stephen Forbes Cooper, LLC, PGE Trust and
              Enron Corp. in SEC File No. 70-10190.
Exhibit N     Tax Sharing Agreement, incorporated by reference to Exhibit F of the application of Stephen Forbes Cooper, LLC, PGE Trust and
              Enron Corp. in SEC File No. 70-10190.
Exhibit O     Comparison of Form U5B Requirements to Disclosure Statement and
              Other Documents
Exhibit P     Letter dated June 23, 1997 in which the OPUC states that it does not object to Enron's proposed FUCO investments and that such investments would not adversely affect Portland General,
              incorporated by reference to Exhibit A of Enron Corp. Notification of Foreign Utility Company Status on Form U-57 dated August 25,
              2003 in SEC File No. 73-00063.
Exhibit Q     PGE Financial Projections -- 2003-2006, Exhibit H of Disclosure
              Statement for Fifth Amended Joint Plan of Affiliate Debtors
              Pursuant to Chapter 11 of the United States Bankruptcy Code dated
              January 9, 2004, incorporated by reference to Exhibit 2.2 of the
              Enron Corp. Current Report on Form 8-K dated January 9, 2004
              (filed January 12, 2004, SEC File No. 001-13159).
Exhibit R     Northern Border Partners' Quarterly Report on Form 10-Q, filed on November 13, 2003, incorporated by reference to SEC File No.
              1-12202.

Item 7. Information as to Environmental Effects

          None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of Enron or its subsidiaries or affiliates that will have an impact on the environment. Enron is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.


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                                    SIGNATURE



          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: March 8, 2004

                            ENRON CORP. on its behalf and on behalf of its subsidiaries listed on Exhibit H.

                            By:   /s/ Raymond M. Bowen, Jr.
                                 --------------------------
                            Name:  Raymond M. Bowen, Jr.
                            Title: Executive Vice President and Chief Financial Officer of Enron Corp.


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

                                  EXHIBIT INDEX



Exhibit F-1   Opinion of counsel
Exhibit H -1  List of Enron Corp. subsidiaries as of March 5, 2004
Exhibit O     Comparison of Form U5B Requirements to Disclosure Statement and
              Other Documents

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